UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Annual Report on the Remuneration of BBVA Directors Reference year 2021 Report approval date 9 February 2022

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	1

2021 Executive summary

Remuneration of executive directors 2021

The remunerations accrued by executive directors in 2021 are the result of application of the Directors’ Remuneration Policies approved by the General Shareholders Meeting.

Summary table of remuneration accrued in 20211

(Thousands of euro and shares)

Director	Fixed (paid in 2021)			Variable (payable in 2022)		Deferred Variable (payable in 2022)

	Annual Fixed Remuneration	Other items		Upfront Payment[2] AVR 2021		Deferred AVR 2018[3]		Deferred AVR 2017[4]

		In kind	Pension[1] /Other	Cash	Shares	Cash[5]	Shares	Cash[5]	Shares
Chairman (Carlos Torres Vila)	2,924	328	340	849	159,235	364	107,386	146	27,898
Chief Executive Officer (Onur Genç)	2,179	158	1,254	645	120,977	332	61,282	-	-

(1)

Agreed annual contribution to cover the retirement contingency (EUR 439 thousand) minus the downward adjustment to the “discretionary pension benefits” of EUR 98 thousand registered in 2021 (see section 4.3. A. c.) and “Cash in lieu of pension” and mobility allowance of the Chief Executive Officer. Moreover, and in accordance with the contractual provisions described in section 4.3 A. c) below, the Bank has paid in 2021 annual insurance premiums to cover death and disability contingencies of an amount of EUR 574 thousand in the case of the Chairman and EUR 295 thousand in the case of the Chief Executive Officer.

(2)	40% of Annual Variable Remuneration (AVR) accrued in 2021.

(3)

In 2022 falls due the first payment of the 2018 Deferred AVR (60%) in the case of the Chairman and payment of the entire 2018 Deferred AVR in the case of the Chief Executive Officer, once the relevant downward adjustments due to the result of multi-year performance indicators have been applied (see section 4.3 B c). Exchange rate at the end of January 2022 (1.1156 USD/EUR) in the case of the Chief Executive Officer.

(4)	In 2022 falls due the second payment to the Chairman of 2017 Deferred AVR (20%). The Chief Executive Officer does not have any 2017 Deferred AVR pending payment.

(5)	Includes updates made per the year-on-year CPI.

Total remuneration of executive directors corresponding to 2021: link with results and comparison with previous years

1 In accordance with Circular 4/2013 of the CNMV, for the purposes of this Report, remunerations accrued in 2021 are those in which the accrual period had ended as at 31 December 2021 and, in the case of variable remuneration, those with regard to which vesting has occurred as at the date of the Report, once it has been verified that malus arrangements preventing or limiting its payment to the beneficiary are not applicable.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	2

Remuneration of executive directors corresponding to 2021 financial year is the result of the changes introduced in the Remuneration Policy approved at the General Meeting of 20 April 2021, by virtue of which, in the case of the Chairman, the amount of the annual contribution agreed to cover the retirement contingency was reduced from EUR 1,642 thousand (67% of the Annual Fixed Remuneration) to EUR 439 thousand (15% of the Annual Fixed Remuneration).

As a result of the foregoing, the remainder of the annual contribution established in the previous policy was integrated, in part, in his Annual Fixed Remuneration and, in part, in his “Target” Annual Variable Remuneration, abiding by, in each case, the balance established in the Policy between these two components (45%-55%), with a reduction in the total amount to be transferred to them of EUR 157 thousand. As a result of these changes the Chairman’s total remuneration was reduced with respect to the figure stipulated in the previous policy. Likewise the change of structure involved an increase of his pay at risk linked to the Institution’s results.

In the table included below, comparative information of the total remuneration corresponding to three financial years (which in this case includes total remuneration of directors in each of them, considering the total AVR of the financial year and not considering deferred variable remunerations from previous years).

For this purposes, together with the change of the Directors’ Remuneration Policy approved in 2021 financial year, it may be outlined that the executive directors waived the Annual Variable Remuneration corresponding to 2020 financial year, in view of the situation arising from the COVID-19 crisis, which for the rest of the workforce, who did not waive it, partially or in full, had an achievement of 60%.

On the other hand, 2021 Annual Variable Remuneration is explained by the excellent results obtained by the Group in the different Annual Performance Indicators for the calculation of 2021 AVR determined by the Board of Directors at the beginning of that year. Notwithstanding the context marked by the high impact of the economic crisis originated by COVID-19 and the high uncertainty regarding the prospects for recovery, the Corporate Bodies2 set targets for the calculation of the 2021 AVR, which were over the analysts consensus at that time (set at EUR 2,944 million in the case of the Attributable Profit). As a result of the management carried out, these targets have not only been achieved, but overachieved.

Thus, the BBVA Group has obtained a recurring attributable profit of EUR 5,069 million, without including the results generated, until June 2021, by BBVA USA and its subsidiaries and the costs of the restructuring plan in Spain. The amount of profit considered for incentive purposes has been said recurring profit, excluding, in addition, the cost savings not budgeted generated in the year by the restructuring plan in Spain, reaching, therefore, an attributable profit of EUR 5,028 million. This data of profit is the one also considered for the calculation of the rest of the financial indicators for incentive purposes.

2 For the purposes of this Report the Board of Directors of BBVA and its Committees.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	3

Chairman	2021					2020					2019

Annual Fixed Remuneration (EUR thousand)	2,924					2,453					2,453

Remuneration in kind (EUR thousand)	328					228					184

Annual pension contribution (EUR thousand)	340[1]					1,657 [2]					1,641[3]

Annual Variable Remuneration [4] (miles €)	4,244					0					3,180

“Target” AVR (EUR thousand)	3,572					2,997					2,997

Level of achievement	119%					60%[6]					106.11%
Annual Performance Indicators	Wei.	Res.[5]	Tgt.		Ach.	Wei.	Res.	Tgt.[6]		Ach.	Wei.	Res.	Tgt.		Ach.

Attributable profit (excluding corporate transactions)	10%	5,028 mill.€		●	150%	-	3,084 mill.€	●		0%	10%	4,830 mill.€		●	112%

Tangible Book Value per share	15%	6.55	●		97%	-	6.15	●		43%	10%	6.50		●	100%

RORC	10%	14.03%		●	150%	-	6.76%	●		0%	15%	8.79%		●	113%

Efficiency ratio	10%	45.51%		●	123%	-	46.82%		●	119%	15%	48.50%		●	109%

Customer Satisfaction (NPS)	10%	101		●	101%	-	107		●	107%	10%	97	●		97%

Mobilisation of sustainable financing	10%	30,615 mill. €		●	120%	-	-			-	-	-			-

Digital sales	10%	99		●	99%	-	86	●		86%	10%	113		●	113%

Individual indicators	25%	120		●	120%	-	-			-	30%	102		●	102%

TOTAL REMUNERATION (EUR thousand)	7,837					4,338					7,458

(1)

From the annual agreed contribution to the retirement pension corresponding to 2020 (EUR 1,462 thousand), 15% (EUR 246 thousand) was registered in 2020 as “discretionary pension benefits”. In 2021, this amount was adjusted by reference to the result of 2020 AVR of the rest of the Bank’s staff (as the Chairman waived its accrual in 2020). The foregoing resulted in a downward adjustment of EUR 98 thousand which had to be registered in 2021. Therefore, in 2021 the annual agreed contribution for the retirement pension corresponding to 2021 (EUR 439 thousand) has been reduced in an amount of EUR 98 thousand (see section 4.3 A c).

(2)

From the annual agreed contribution to the retirement pension corresponding to 2019 (EUR 1,462 thousand), 15% (EUR 246 thousand) was registered in 2019 as “discretionary pension benefits”. In 2020 this amount was adjusted by reference to the 2019 Annual Variable Remuneration of the Chairman, which resulted in an upward adjustment of EUR 15 thousand which had to be registered in 2020 financial year. Therefore, in 2020 the annual agreed contribution to the retirement pension (EUR 1,462 thousand) was increased in an amount of EUR 15 thousand.

(3)

From the annual agreed contribution to the retirement pension corresponding to 2018 (EUR 1,462 thousand), the adjustment to the “discretionary pension benefits” of that year, which had to be registered in 2019, was of EUR 1 thousand, applying the criteria set forth in note 2 above.

(4)

Amount of total Annual Variable Remuneration in cash. Of this remuneration, 40% shall be paid in 2022 (in equal parts in cash and BBVA shares), while the remaining 60% (40% in cash and 60% in BBVA shares) has been deferred and is subject to the results of multi-year performance indicators (see section 4.3. B).

(5)	Results for incentive purposes (see Section 4.3 B a) “Link between the 2021 AVR with results”).

(6)

In 2020, incentive-related targets for executive directors were not approved due to their waiver of all 2020 AVR in view of the exceptional circumstances arising from the COVID-19 crisis. For comparative purposes, the level of achievement reached for the Group targets for the rest of the workforce is included (60%).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	4

Chief Executive Officer	2021					2020					2019

Annual Fixed Remuneration (EUR thousand)	2,179					2,179					2,179

Remuneration in kind (EUR thousand)	158					132					144

Other fixed allowances (EUR thousand)	1,254					1,254					1,160

Annual Variable Remuneration [1] (EUR thousand)	3,224					0					2,854

“Target” AVR (EUR thousand)	2,672					2,672					2,672

Level of achievement	121%					60%[3]					106.82%

Annual Performance Indicators	Wei.	Res.[2]	Tgt.		Ach.	Wei.	Res.	Tgt.[3]		Ach.	Wei.	Res.	Tgt.		Ach.

Attributable profit (excluding corporate transactions)	15%	5,028 mill.€		●	150%	-	3,084 mill.€	●		0%	20%	4,830 mill.€		●	112%

Tangible Book Value per share	10%	6.55	●		97%	-	6.15	●		43%	10%	6.50		●	100%

RORC	10%	14.03%		●	150%	-	6.76%	●		0%	15%	8.79%		●	113%

Efficiency ratio	15%	45.51%		●	123%	-	46.82%		●	119%	15%	48.50%		●	109%

Customer Satisfaction (NPS)	15%	101		●	101%	-	107		●	107%	15%	97	●		97%

Mobilisation of sustainable financing	10%	30,615 mill. €		●	120%	-	-			-	-	-			-

Digital sales	10%	99		●	99%	-	86	●		86%	10%	113		●	113%

Individual indicators	15%	120		●	120%	-	-			-	15%	102		●	102%

TOTAL REMUNERATION (EUR thousand)	6,815					3,565					6,337

(1)

Amount of total Annual Variable Remuneration in cash. Of this remuneration, 40% shall be paid in 2022 (in equal parts in cash and BBVA shares), while the remaining 60% (40% in cash and 60% in BBVA shares) has been deferred and is subject to the results of multi-year performance indicators (see section 4.3. B).

(2)	Results for incentive purposes (see Section 4.3 B a) “Link between the 2021 AVR with results”).

(3)

In 2020, incentive-related targets for executive directors were not approved due to their waiver of all 2020 AVR in view of the exceptional circumstances arising from the COVID-19 crisis. For comparative purposes, the level of achievement reached for the Group targets for the rest of the workforce is included (60%).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	5

Deferred remuneration from previous years payable in 2022

2018 Deferred AVR (EUR thousand and shares)

Executive directors	Maximum amount of 2018 DAVR		Reduction (ex post adjustments)		Final amount of 2018 DAVR		Amount of 2018 DAVR to be paid in 2022[1]		Amount of 2018 DAVR to be paid each year in 2023 and 2024
	Cash	Shares	Cash	Shares	Cash	Shares	Cash[2]	Shares	Cash	Shares
Chairman	574	180,785	-1%	-1%	569	178,977	341	107,386	114	35,795
Chief Executive Officer	302	61,901	-1%	-1%	299	61,282	299	61,282	-	-

(1)

Relates to the first payment (60%) in the case of the Chairman (with 20% scheduled to be paid in 2023 and the remaining 20% scheduled to be paid in 2024) and the entire payment in the case of the Chief Executive Officer, in view of the deferral periods and payment schedules established in the remuneration policies applicable to each of them in 2018. The January 2022 closing exchange rate was used to calculate the Chief Executive Officer’s 2018 Deferred AVR in euros (USD/EUR 1.1156).

(2)	This amount will be updated through application of the CPI in the amount of EUR 23 thousand in the case of the Chairman and EUR 33 thousand in the case of the Chief Executive Officer.

The results obtained for each of the 2018 DAVR Multi-year Performance Indicators, and the threshold for no reduction set for each of them, are detailed below:

2018 Deferred AVR (long-term measurement period 2019 - 2021)
2018 DAVR Multi- year Performance Indicators	Solvency		Liquidity		Profitability
	Economic Adequacy (Economic Equity/ECR)	Fully loaded CET1	LtSCD (loan-to-stable customer deposits)	LCR (Liquidity Coverage Ratio)	(Net Margin - Loan-Loss Provisions)/Average Total Assets	ROE (Return on Equity)	TSR (Total Shareholder Return)

Weighting	20%	20%	10%	10%	10%	20%	10%

Threshold for no reduction	≥ 100%	≥ 9.48%	≤ 140%	≥ 106%	≥ 0.20%	≥ 1.0%	1st to 8th

Result	152% ●	11.97% ●	104% ●	147% ●	1.18% ●	8.7% ●	9th ●

% reduction	0%	0%	0%	0%	0%	0%	1%

With respect to the TSR indicator, which tracks total returns for shareholders, BBVA’s performance was compared to that of the peer group approved by the Board of Directors in 2019 and set forth in Annex 2 over the three-year period from 1 January 2019 to 31 December 2021.

Second payment of the 2017 Deferred AVR

The amount of this remuneration was determined in the 2021 financial year considering the result of the Multi-year Performance Indicators approved in 2017, which was reported in the Annual Report on the Remuneration of Directors corresponding to the 2020 financial year. In 2022 the second payment of this deferred remuneration falls due to the Chairman, in the following terms:

Chairman’s 2017 Deferred AVR (EUR thousand and shares)
Maximum amount of 2017 DAVR		Amount of 2017 DAVR paid in 2021 (60%)		Amount of 2017 DAVR to be paid in 2022 (second payment 20%)		Amount of 2017 DAVR to be paid in 2023 (third payment 20%)
Cash	Shares	Cash[1]	Shares	Cash[2]	Shares	Cash	Shares

675	139,488	405	83,692	135	27,898	135	27,898

(1)	Amount updated in 2021 through application of the CPI in the amount of EUR 6 thousand.
(2)	Amount that will be updated in 2022 through application of the CPI in the amount of EUR 11 thousand.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	6

2021 remuneration of non-executive directors

The remuneration accrued by non-executive directors in 2021 is the result of application of the Directors’ Remuneration Policy approved by the General Meeting held on 20 April 2021. The amounts corresponding to the positions of member of the Board, member and chair of the Board Committees, and Deputy Chair and Lead Director, albeit having been reallocated, have not experienced any increases since 2007.

2021 Annual fixed allowance

(EUR thousand)

Non-executive directors	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions [1]	Total
José Miguel Andrés Torrecillas	129	167	66			115		50	527
Jaime Caruana Lacorte	129	167	165	107					567
Raúl Galamba de Oliveira	129			107			43		278
Belén Garijo López	129		66		107	46			349
Sunir Kumar Kapoor	129						43		172
Lourdes Máiz Carro	129		66		43				238
José Maldonado Ramos	129	167				46			342
Ana Peralta Moreno	129		66		43				238
Juan Pi Llorens	129			214		46	43	80	512
Ana Revenga Shanklin	129			107					236
Susana Rodríguez Vidarte	129	167		107		46			449
Carlos Salazar Lomelín	129				43				172
Jan Verplancke	129				43		43		214
Total	1,673	667	431	642	278	301	171	130	4,293

(1)	Amounts received in 2021 by José Miguel Andrés Torrecillas, as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, as Lead Director.

In addition, non-executive directors received remuneration in kind amounting to a total of EUR 102 thousand in 2021.

Fixed remuneration system with deferred delivery of BBVA shares

Through the implementation of this system, the number of “theoretical shares” allocated to each non-executive director is equal to 20% of the total annual fixed allowance in cash received by each such director in 2020 based on the average closing price of the BBVA share during the 60 trading sessions prior to the General Meeting of 20 April 2021, which was EUR 4.44 per share. Pursuant to the Policy, BBVA shares will only be delivered after directors cease to hold such office, given that this is not due to a serious dereliction of duties.

Non-executive directors	“Theoretical shares” allocated in 2021	“Theoretical shares” accumulated as at 31/12/2021
José Miguel Andrés Torrecillas	22,860	98,772
Jaime Caruana Lacorte	25,585	56,972
Raúl Galamba de Oliveira	9,500	9,500
Belén Garijo López	15,722	77,848
Sunir Kumar Kapoor	7,737	30,652
Lourdes Máiz Carro	10,731	55,660
José Maldonado Ramos	15,416	123,984
Ana Peralta Moreno	10,731	26,396
Juan Pi Llorens	23,079	115,896
Ana Revenga Shanklin	7,568	7,568
Susana Rodríguez Vidarte	20,237	161,375
Carlos Salazar Lomelín	5,642	5,642
Jan Verplancke	9,024	21,416
Total	183,832	791,681

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	7

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS

COMPANY NAME: Banco Bilbao Vizcaya Argentaria, S.A.

REGISTERED OFFICE: Plaza de San Nicolás, número 4, 48005, Bilbao (Bizkaia)

Tax identification number (CIF): A-48265169.

1.   Introduction

This report has been prepared in accordance with the provisions of Article 541 of the Consolidated text of the Spanish Corporate Enterprises Act, approved by Royal Legislative Decree 1/2010, of 2 July, and in accordance with the provisions of Spanish National Securities Market Commission (CNMV) Circular 4/20133.

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA, the Institution, the Company or the Bank), at its meeting held on 9 February 2022 and on the proposal of the Remuneration Committee, has approved this Annual Report on the Remuneration of BBVA Directors (the Remunerations Report or the Report), the purpose of which is to disclose complete, clear and comprehensible information on the remuneration policy applicable to the members of the BBVA Board of Directors for the current financial year (2022), together with a global summary of the application of the remuneration policy during the financial year last ended (2021) and a breakdown of the individual remuneration of each type accrued by each director during such financial year.

The BBVA Directors’ Remuneration Policy applicable in 2021 and 2022 was that approved by the General Meeting held on 20 April 2021 (the Directors’ Remuneration Policy or the Policy). This Policy is fully compliant with the modifications introduced by Act 5/2021, of 12 April, to article 529 novodecies of the Consolidated text of the Spanish Corporate Enterprises Act, approved by Royal Legislative Decree 1/2010, of 2 July4.

This Report also includes information on the BBVA Group General Remuneration Policy, which is based on the same principles as those governing the BBVA Directors’ Remuneration Policy and which also sets forth certain special provisions applicable to the categories of staff whose professional activities have a material impact on the risk profile of BBVA or its Group (the Identified Staff), including members of BBVA Senior Management.

This Report, together with the statistical appendix included in section 5, has been disclosed as other relevant information simultaneously with the annual corporate governance report, and will be submitted for a consultative vote as a separate item on the agenda of the Annual General Meeting for the 2022 financial year. Likewise, this Report is included, in a separate section, in the management report of the individual

3 Circular 4/2013, of 12 June, of the National Securities Market Commission, which establishes the templates of the annual report on the remuneration of directors of listed companies and of the members of the board of directors and of the control committee of savings banks that issue securities admitted to trading on official securities markets, as amended by Circular 3/2021, of 28 September, of the National Securities Market Commission, which amends Circular 4/2013, of 12 June, which establishes the templates for the annual report on remuneration of directors of listed companies and members of the board of directors and of the control committee of savings banks that issue securities admitted to trading on official securities markets; and Circular 5/2013, of 12 June, which establishes the annual corporate governance report templates for listed public limited companies, savings banks and other entities that issue securities admitted to trading on official securities markets.

4 Which governs the approval regime and the minimum content of the directors’ remuneration policy of listed companies.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	8

financial statements of BBVA and the consolidated financial statements of the BBVA Group for the 2021 financial year.

Annex 3, Alignment with the Format set out in Circular 4/2013, specifies the location in this Report of the information set forth in each section of the standardised electronic format published by the CNMV.

This document should be read in conjunction with the BBVA Directors’ Remuneration Policy and Note 54 of the Annual Report of BBVA Group’s consolidated Annual Financial Statements for the 2021 financial year, which includes, individually and by item, the remuneration of the directors for the 2021 financial year. These documents, and this Report, are available on the Bank’s website (www.bbva.com).

2. BBVA Group General Remuneration Policy

2.1. General principles

BBVA has a BBVA Group General Remuneration Policy that is generally applicable to all employees and senior managers of BBVA and the companies that comprise its group (the BBVA Group or the Group) and is directed towards the recurrent generation of value for the Group, the alignment of the interests of the Group’s employees and shareholders with prudent risk management and the furtherance of the strategy defined by the Group (the BBVA Group General Remuneration Policy).

This policy is one of the elements devised by the Board of Directors, as part of the Bank’s Corporate Governance System, to promote proper management and oversight of the Institution and its Group, and is based on the following principles:

●	creating long-term value;

●	achieving results through prudent and responsible risk-taking;

●	attracting and retaining the best professionals;

●	Rewarding level of responsibility and professional trajectory;

●	ensuring internal equity and external competitiveness;

●	ensuring equal pay for men and women; and

●	ensuring the transparency of the remuneration model.

BBVA has defined the Group General Remuneration Policy based on these principles, taking into account, in addition to obligatory compliance with the legal requirements applicable to credit institutions and the different sectors in which the Group operates, alignment with best market practices. As such, items have been included in this Policy that are aimed at reducing exposure to excessive risks and aligning remuneration with the Group’s business strategy and its long-term objectives, values and interests.

Thus, the foregoing principles contribute to ensuring that the BBVA Group General Remuneration Policy:

contributes to the business strategy of BBVA and its Group and to the achievement of its objectives, values, interests, value creation and long-term sustainability;

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	9

is compatible with and promotes prudent and effective risk management and does not provide incentives to assume risks that exceed the level tolerated by the Institution or the Group, in a manner that is consistent with the BBVA Group’s risk strategy and culture;

is clear, comprehensible and transparent, with simple wording that facilitates understanding of the different components of remuneration and the conditions for the award, vesting and payment thereof. To that end, it clearly distinguishes between the criteria for determining fixed remuneration and variable remuneration;

is gender neutral, reflecting equal remuneration for the same duties or duties of equal value, and does not differentiate or discriminate on the basis of gender;

includes measures to avoid conflicts of interest, promoting the independence of judgement of persons involved in decision-making and in the oversight and control of management and the establishment of remuneration systems; and

procures that remuneration is not based solely or primarily on quantitative criteria, taking into account appropriate qualitative criteria that reflect compliance with applicable regulations, and corporate culture and values.

2.2. Special provisions applicable to Identified Staff

The BBVA Group General Remuneration Policy includes a section that contains the specific rules applicable to the Identified Staff of BBVA and its Group, which includes members of the Board of Directors5 and BBVA Senior Management. These rules have been established in accordance with the regulations and recommendations applicable to the remuneration schemes of such staff and, in particular, with the provisions of Act 10/2014 of 26 June on the regulation, supervision and solvency of credit institutions (Act 10/2014) and its implementing regulations.

These rules aim to further align BBVA’s remuneration practices with applicable regulations, good governance recommendations and best market practices.

The result is an incentive scheme that is particularly oriented towards aligning the remuneration of the members of the Identified Staff with the Group’s long-term objectives, values and interests, with the creation of value, and with prudent risk management on the basis of, inter alia, the following key features:

● Balance between fixed and variable remuneration

The fixed and variable components of total remuneration must be appropriately balanced, ensuring that the policy is fully flexible with regard to payment of the variable components such that these components may be reduced in their entirety, where appropriate.

[5]

The remuneration of members of the BBVA Board of Directors is regulated by a specific remuneration policy, as described later in this Report. Directors are expressly excluded from the scope of application of the BBVA Group’s General Remuneration Policy, although they are members of Identified Staff by virtue of the applicable regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	10

For these purposes, the Bank has defined certain “target” ratios between the main components of the fixed and variable remuneration, taking into account both the duties carried out and the impact thereof on the risk profile. In the case of control functions, in order to reinforce the independence and objectivity of such functions, the fixed components of their remuneration have a greater weight than the variable components, the latter being related, for the most part, to the function’s own goals.

●	Variable remuneration limit

The variable component of the remuneration for a financial year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Shareholders’ Meeting resolves to increase this percentage, up to a maximum of 200%.

●	Prohibition on hedging strategies

The use of personal hedging strategies and insurance relating to variable remuneration and liability that could undermine the effects of alignment with prudent risk management is prohibited.

●   Specific rules for the accrual, award, vesting and payment of Annual Variable Remuneration

●   Accrual and award of Annual Variable Remuneration

In order to ensure alignment with results and long-term sustainability, the annual variable remuneration of the Identified Staff (including executive directors and members of Senior Management) will not accrue, or will accrue in a reduced amount, if certain profit and capital ratio levels, as determined by the Board of Directors, are not achieved. These levels shall also be applicable to the rest of the staff.

Likewise, the annual variable remuneration will be reduced in the event that, at the time of each beneficiary’s performance evaluation, there has been a downturn in the Group’s results or other parameters, such as the level of achievement of budgeted targets.

The annual variable remuneration of members of the Identified Staff, as well as that of the other employees of the BBVA Group, consists of an annual incentive that reflects performance as measured through the achievement of certain targets that are aligned with the risk incurred, and is calculated on the basis of:

(i)  annual performance indicators (financial and non-financial), which take into account current and future risks as well as the strategic priorities defined by the Group (Annual Performance Indicators);

(ii)   scales of achievement that may be established according to the weighting assigned to each indicator and based on the targets set for each of them; and

(iii)  a “target” annual variable remuneration, representing the amount of the annual variable remuneration in the event that 100% of the previously established targets are reached (the Target Annual Variable Remuneration or Target Bonus).

The amount to be received as annual variable remuneration through application of the corresponding scales of achievement may range from 0% - 150% of the “target” annual variable remuneration. The resulting amount will constitute the annual variable remuneration of each beneficiary (the Annual Variable Remuneration or AVR).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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The financial annual performance indicators will be aligned with the most relevant management metrics for the Bank while the non-financial indicators will be related to the strategic targets defined at the Group level, the area level and for each individual beneficiary.

In no event will variable remuneration limit the Group’s capacity to strengthen its capital base in accordance with regulatory requirements, and it will take into account current and future risks as well as the cost of the necessary capital and liquidity, reflecting performance that is sustainable and adapted to risk.

●    Upfront payment

Once granted, 60% of the Annual Variable Remuneration of the Identified Staff — 40% in the case of members of the Identified Staff with particularly high variable remuneration and members of BBVA Senior Management — will vest and be paid, if the applicable conditions are met, during the first four months of the financial year as a general rule (the Upfront Portion).

●    Deferral rules

40% of the Annual Variable Remuneration — 60% in the case of members of the Identified Staff with particularly high variable remuneration and members of BBVA Senior Management — will be deferred for a period of four years (the Deferred Portion, the Deferred AVR or the DAVR). In the case of members of BBVA Senior Management, the deferral period shall be five years.

●    Payment in shares or instruments

50% of the Annual Variable Remuneration, including both the Upfront Portion and the Deferred Portion, shall be established in BBVA shares or in instruments linked to BBVA shares. For members of BBVA Senior Management, 50% of the Upfront Portion and 60% of the Deferred Portion shall be established in BBVA shares.

●   Withholding period

The shares or instruments awarded as Annual Variable Remuneration, both for the Upfront Portion and the Deferred Portion, shall be withheld for a one-year period following delivery. The foregoing shall not apply to those shares or instruments the sale of which would be required to honour the payment of taxes accruing on delivery.

●   Ex post adjustments to the Deferred Portion

In order to ensure that the assessment process of the results to which the Annual Variable Remuneration is linked falls within a multi-year framework that considers long-term results, and to ensure that the effective payment of the Annual Variable Remuneration is made over a period that takes into account the economic cycle of the Institution and its risks, the Annual Variable Remuneration of the Identified Staff will be subject to ex post adjustments aligned with prudent risk management that are linked to the results of multi-year performance indicators. In this way, the Deferred AVR of members of the Identified Staff may be reduced, but never increased, based on the results of indicators that are aligned with the Group’s core metrics for risk control and management, related to solvency, liquidity, profitability and value creation (the Multi-year Performance Indicators).

●    Malus and clawback arrangements

The entirety of the Annual Variable Remuneration of members of the Identified Staff shall be subject to variable remuneration malus and clawback arrangements during the whole deferral and withholding of shares period.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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As a result of the foregoing, the BBVA Group has applied a solid and consistent remuneration policy over time that contributes to its business strategy and sustainable performance and that is aligned with the long-term interests of the Institution, the interests of its shareholders and prudent risk management.

3.    Directors’ Remuneration Policy applicable in 2021

The remuneration policy applicable to members of the Board of Directors is based on the same principles and, in the case of executive directors, is subject to the same scheme that inspires the BBVA Group General Remuneration Policy described in the previous section6.

This policy was approved by the General Shareholders’ Meeting held on 20 April 2021, is applicable during the 2021, 2022 and 2023 financial years, and is available on the Bank’s website (the Directors’ Remuneration Policy or the Policy).

  The primary new developments in this Policy as compared to the previous policy are as follows:

●   Explicit incorporation of the principle of equal pay for men and women.

●   Incorporation of sustainability metrics into the variable remuneration scheme for executive directors.

●   Transformation of the Chairman’s pension system, resulting in a change in the remuneration amounts and reduction of his total remuneration.

●   Changes to the payment schedule for the Deferred Portion of the Annual Variable Remuneration of executive directors.

●   Changes to the malus and clawback arrangements of the Annual Variable Remuneration of executive directors.

●   Adaptation to new regulatory developments with entry into force in 2021[7] and to good governance recommendations and other technical improvements in transparency and clarity of the remuneration scheme.

The Directors’ Remuneration Policy has been designed in accordance with corporate legislation and the specific regulations applicable to credit institutions and in accordance with the provisions of the Bylaws, while also taking into account best practices and recommendations on the field of remuneration at the local and international levels.

The Policy distinguishes between the remuneration system applicable to the directors in their capacity as such (non-executive directors) and that applicable to executive directors (those who perform management duties in the Institution), and contains different measures to promote prudent management of excessive risks and tailor remuneration to the long-term interests of the Institution, as described in section 2.

6 www.bbva.com

7 In particular, to the changes introduced by Act 5/2021, of 12 April, by which the Consolidated text of the Spanish Corporate Enterprises Act, approved by Royal Legislative Decree 1/2010, of 2 July was amended.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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3.1. Decision-making process for approval of the Policy

In accordance with the Regulations of the Board of Directors, one of the Board’s functions is to approve the remuneration policy applicable to the directors for purposes of submitting it to the General Shareholders’ Meeting.

For its part, the Remuneration Committee is the body that assists the Board in matters of remuneration, and is responsible for proposing to the Board of Directors, for its submission to the General Shareholders’ Meeting, the remuneration policy applicable to the directors, together with its corresponding report.

In addition, as part of the decision-making process in remuneration matters, the Remuneration Committee works with the Risk and Compliance Committee, which participates in the establishment of the remuneration policy to ensure that it is consistent with sound and effective risk management and does not provide incentives to take risks in excess of the level tolerated by the Institution.

The Remuneration Committee is charged with ensuring compliance with the remuneration policies established by the Company and reviewing them periodically, proposing any modifications it may deem necessary in order to ensure, among other things, that such policies are adequate for the purposes of attracting and retaining the best professionals, contribute to the creation of long-term value and the adequate control and management of risks, and comply with the principle of equal pay.

In 2021, new regulations governing remuneration that took effect during the financial year, together with developments in market practice, the outcome of dialogue between BBVA and its investors and the very nature of the Bank’s Corporate Governance System, led the Remuneration Committee to review the directors’ remuneration policy and the remuneration system as a whole.

To this end, the Remuneration Committee was assisted by the Bank’s internal services, as well as with the advice of two leading independent consulting firms on the remuneration of directors and senior managers: Willis Towers Watson, for analyses and market comparisons, and J&A Garrigues, S.L.P., for legal analysis of the Policy.

In the development of the Policy, the Remuneration Committee analysed the remuneration payable by the main comparable financial institutions in BBVA’s peer group for remuneration purposes to individuals holding similar positions, as well as market practice in relation to variable remuneration models, including deferral schemes, in the case of the Chairman and the Chief Executive Officer.

Finally, pursuant to the provisions of Articles 511 bis and 529 novodecies of the Spanish Corporate Enterprises Act, the Directors’ Remuneration Policy was submitted, as a separate item on the agenda, for the approval of the Bank’s General Shareholders’ Meeting held on 20 April 2021, which approved it with a majority voting in favour (93.59%). Both the text of the Policy and the specific Remuneration Committee report in respect thereof were made available to shareholders following the date on which the General Meeting was called.

As part of the governance and supervision model of the Policy, the Remuneration Committee is empowered to propose to the Board of Directors for approval or, where applicable, submission to the General Meeting where required by law, the implementation of all amendments or exceptions to the Policy that may be necessary during its term.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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Specifically, the Policy provides that the Board of Directors, following analysis by and on the proposal of the Remuneration Committee, may agree to make temporary exceptions to the Policy in connection with the award, vesting and/or payment of all components provided for in the Policy in the event this is necessary to serve the long-term interests and sustainability of the Company as a whole or to ensure its viability. In no event may any exceptions be applied that are based on gender considerations or other aspects that could be considered discriminatory; they must be supported by a sound justification and comply with the provisions of applicable regulations.

The BBVA Directors’ Remuneration Policy is published on the Bank’s website: www.bbva.com .

3.2. Remuneration system for non-executive directors

In accordance with the provisions of Article 33º bis of the Bylaws, the remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the role that they carry out, and consists of exclusively fixed remuneration comprised of the following components:

Concept	Payment	Other characteristics

A. Fixed annual allocation	Monthly in cash for the position of Board member and Committee member and for the performance of other duties or responsibilities (such as the position of Lead Director or Deputy Chair)	Overall limit approved by the General Meeting: EUR 6 million per year See amounts received in 2021 in section 4.2. A and B below
B. Remuneration in kind	The Bank pays the corresponding premiums (healthcare and accident insurance policies) that are allocated to the directors as remuneration in kind

C. Fixed remuneration system with deferred delivery of BBVA shares	Annual allocation of a number of “theoretical shares”, with effective delivery after the director ceases to hold such office for any reason other than a serious dereliction of duties.	Allocation equal to 20% of the total annual fixed allowance in cash received during the previous financial year

Amounts corresponding to the annual fixed allowance approved by the Board of Directors

Position	EUR thousand
Member of the Board of Directors	129
Member of the Executive Committee	167
Chair of the Audit Committee	165
Member of the Audit Committee	66
Chair of the Risk and Compliance Committee	214
Member of the Risk and Compliance Committee	107
Chair of the Remuneration Committee	107
Member of the Remuneration Committee	43
Chair of the Appointments and Corporate Governance Committee	115
Member of the Appointments and Corporate Governance Committee	46
Chair of the Technology and Cybersecurity Committee*	107

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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Member of the Technology and Cybersecurity Committee	43
Deputy Chair	50
Lead Director	80

*As of the date of this Report, the position of Chair of the Technology and Cybersecurity Committee is not remunerated as the Chairman of the Board of Directors serves in this role.

These amounts were approved by the Board of Directors on 29 May 2019, on the proposal of the Remuneration Committee, following analysis of the corresponding market comparisons, with no increases since 2007 (although they have been reallocated to adapt them to the functions of each Committee).

3.3. Remuneration system for executive directors

The executive directors have their own remuneration system that is defined in accordance with best market practices. Its items are set out in Article 50º bis of the Bylaws and are the same as those that are generally applicable to Senior Management.

3.3.1. Elements of the remuneration system for executive directors

Concept	Allocation criteria	Payment	Reference / Amount	Adjustments / Condition

A. Annual Fixed Remuneration (“AFR”)	🌑 Assigned duties and level of responsibility 🌑 Competitive in the market	Monthly cash payments	Chairman: EUR 2,924 thousand Chief Executive Officer: EUR 2,179 thousand	N/A

B. Benefits and remuneration in kind	In line with those granted to Senior Management	Allowances and premiums or payments made by the Bank and charged as remuneration in kind	See breakdown of amounts for 2021 in section 4.3. A. b).	N/A
C. Contribution to pension and insurance systems	As per contract and Policy (contingencies of retirement, death and disability)	At the time of the contingency (in the form of income or capital in the case of the retirement pension)	Chairman: Annual contribution to the pension of EUR 439 thousand plus premiums for death and disability coverage See breakdown of amounts for premiums in 2021 in section 4.3. A c).	Terms set forth in his contract and, in any case, provided that his cessation of office is not due to a serious dereliction of duties
			Chief Executive Officer: he does not have a retirement pension. The Bank pays death and disability coverage premiums. See breakdown of amounts for premiums in 2021 in section 4.3. A c)	N/A

D. Other fixed allowances	As per contract and Policy	Monthly payment	Chief Executive Officer: cash in lieu of pension (30% of AFR) and annual international mobility allowance of EUR 600 thousand	N/A

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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E. Annual Variable Remuneration (“AVR”)	Results of annual performance indicators (financial and non-financial), based on pre-established targets, scales of achievement and weightings, which will be equated to the “target” AVR if 100% of the targets set are achieved	In cash and shares (more than 50% in shares) 40% up front and 60% deferred (DAVR) for 5 years.

Target bonus Chairman:

EUR 3,572 thousand

Target bonus Chief Executive Officer:

EUR 2,672 thousand

🌑  Scales of achievement limited to 150% of Target Bonus

🌑  Maximum of 200% of fixed remuneration, as resolved by the General Meeting

🌑 Ex post adjustments: result of multi-year performance indicators (downward Deferred AVR adjustments only) 🌑 Malus and clawback arrangements for 100% of the AVR 🌑 One-year withholding of shares

F. Non-competition agreement	As per contract and Policy	Monthly payment during the non-competition period, after the executive director ceases to hold such office	2 times the AFR (one for each year of duration of the agreement)	Terms set forth in their contracts and provided that cessation of office is not due to retirement, disability or serious dereliction of duties

In addition, in the same way as for the other members of the Identified Staff, the Policy establishes that fixed and variable components must be appropriately balanced in the total remuneration of executive directors.

To this end, the Directors’ Remuneration Policy establishes the theoretical relative proportion between the main fixed and variable components of the remuneration of BBVA’s executive directors (target ratios), taking into account both the role carried out by executive directors and their impact on the risk profile of the Group, and that this proportion is aligned with the proportions for this ratio generally established for the rest of the members of the Identified Staff:

Executive director	Position	Annual Fixed Remuneration	“Target” Annual Variable Remuneration

Carlos Torres Vila	Chairman	45%	55%

Onur Genç	Chief Executive Officer	45%	55%

The Annual Variable Remuneration that is ultimately awarded to each executive director in each financial year shall be calculated in accordance with the rules for the award thereof established in the Policy and shall be subject to the same vesting and payment rules applicable to the AVR of the Identified Staff described in section 2.2. above, with certain specific terms due to their status as directors. Thus, in order to align remuneration with effective risk management:

●   The Upfront Portion (40%) of the AVR will vest and be paid, if the applicable conditions are met, during the first quarter of the financial year, while the remaining 60% shall be deferred for a period of 5 years — the Deferred Portion —.

As a new development, the Policy approved in 2021 establishes that, if the applicable conditions are met, an amount equal to 20% of the Deferred AVR will be paid at the end of each year for each of the 5 years of deferral.

●   The Upfront Portion of the AVR will be paid in equal parts cash and BBVA shares, while 60% of the Deferred Portion will be paid in BBVA shares and the other 40% will be paid in cash.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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●   The Deferred Portion of the AVR may be reduced, but never increased, based on the results of pre-established Multi-year Performance Indicators.

The Multi-year Performance Indicators, which relate to solvency, liquidity, profitability and the creation of value, help to ensure that the remuneration system for executive directors is consistent with the Group’s risk strategy and long-term performance. Following the end of the third year of deferral, the results of the Multi-year Performance Indicators will determine whether any potential ex post downward adjustments need to be made to the Deferred Portion of the AVR that remains outstanding.

●   Moreover, the full amount of the Annual Variable Remuneration for executive directors will be subject to malus and clawback arrangements on the same terms as those applicable to the rest of the Identified Staff.

The application of the malus and clawback arrangements will be tied to a downturn in financial performance of the Bank as a whole or of a particular unit or area thereof or of the exposures created by an executive director, when such downturn in financial performance arises from a set of circumstances established in the Policy. In addition, as a new development, the Policy approved in 2021 provides that such clauses may also be applied in the event that the referred circumstances cause significant reputational damage to the Bank, regardless of the financial impact caused.

●   The BBVA shares delivered as Annual Variable Remuneration, both for the Upfront Portion and the Deferred Portion, shall be withheld for a one-year period following delivery. The foregoing shall not apply to those shares which sale would be required to honour the payment of taxes accruing on delivery.

●   The use of personal hedging strategies and insurance relating to variable remuneration and liability that could undermine the effects of alignment with prudent risk management is prohibited.

●   The variable component of the remuneration for a financial year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the BBVA General Shareholders’ Meeting resolves to increase this percentage, up to a maximum of 200%, all in accordance with the procedure and requirements set forth in applicable regulations.

In addition, the Policy includes additional restrictions on the transferability of shares received as variable remuneration, which have also been modified in the Policy approved in 2021 for purposes of aligning them with the provisions of Recommendation 62 of the CNMV Code of Good Governance of Listed Companies, revised in June 2020.

Thus, executive directors may not transfer shares derived from the settlement of variable remuneration until a period of at least three years has elapsed unless the director in question maintains, at the time of the transfer, through the ownership of shares, options or other financial instruments, a net economic exposure to the variation in the prices of the shares for a market value equal to at least twice his Annual Fixed Remuneration. The foregoing shall not apply to the shares that the director needs to dispose of in order to cover the costs associated with the acquisition thereof or, upon favourable assessment of the Remuneration Committee, to address an extraordinary situation.

The rules for the award, vesting and payment of the Annual Variable Remuneration of executive directors are represented in the graphic example below, using the 2021 financial year as a reference:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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3.3.2. Main terms and conditions of the executive directors’ contracts

The remunerations and economic rights and compensations of each executive director are determined based on their level of responsibility and the duties they perform, and are competitive in comparison to those of equivalent functions at the group of main peer institutions. These terms and conditions are reflected in their respective contracts, which are approved by the Board of Directors on the proposal of the Remuneration Committee.

Pursuant to the Policy, the main characteristics of the executive directors’ contracts are as follows:

●   They are indefinite in duration.

●   They do not establish any notice periods, minimum contract term clauses or loyalty clauses.

●   They include a post-contractual non-competition clause.

●   They do not contain indemnification payment commitments.

●   They contain a welfare portion in view of the individual circumstances of each executive director, including appropriate insurance and pension systems.

Pension commitments assumed in favour of the executive directors

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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The Bank has assumed pension commitments to cover the contingency of retirement of the Chairman. These commitments have the following main characteristics, in line with those of the commitments assumed in favour of the rest of the members of the Bank’s Senior Management:

●   They consist of defined-contribution systems under which the annual pension contributions made to cover the contingency of retirement are established in advance (15% of Annual Fixed Remuneration).

●   They do not provide for the possibility of receiving the retirement pension in advance.

●   They stipulate that 15% of the agreed annual contributions be considered “discretionary pension benefits”, as set forth in applicable regulations, and therefore, they will be variable.

The Bank has not assumed any retirement commitments in favour of the Chief Executive Officer, instead paying him an annual sum in cash (cash in lieu of pension) equal to 30% of his Annual Fixed Remuneration.

In addition, the Bank has assumed commitments in favour of both the Chairman and the Chief Executive Officer to cover the contingencies of disability and death on the terms set out below.

Commitments assumed in favour of the Chairman

The Directors’ Remuneration Policy approved in 2021 has made significant changes to the Chairman’s pension system:

●   A significant reduction in the annual contribution made to cover the contingency of retirement, which has gone from EUR 1,642 thousand to EUR 439 thousand, thereby representing 15% of his Annual Fixed Remuneration.

●   A reduction in coverage levels (% of AFR) for the contingencies of death and disability.

Contingency of retirement

●   The Chairman is entitled to a retirement pension when he reaches the retirement age established by law. The amount of this pension will be equal to the sum of the contributions made by the Bank and their corresponding yields up to this date.

●   The annual agreed contribution amounts to EUR 439 thousand (15% of his Annual Fixed Remuneration).

●   On the other hand, 15% of the annual contribution will be based on variable components and considered “discretionary pension benefits”. It will be subject to the conditions of delivery in shares, withholding and clawback established for this type of remuneration in the applicable regulations.

●   The benefit may be received in the form of income or capital.

●   Receipt of the benefit is conditioned on his cessation of office not being due to a serious dereliction of duties.

●   If the contractual relationship is terminated before he reaches retirement age for reasons other than a serious dereliction of duties, he will remain entitled to the benefit, which will be calculated on the basis of all contributions made by the Bank up to that date plus the corresponding accumulated yield, without the Bank being required to make any additional contributions as of that date.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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Contingency of disability or death

●   Death while serving in his role will give rise to an entitlement to an annual widow’s and orphan’s pension for each of his children, until they reach the age of 25, in an amount equal to 50% and 20% (40% in the case of full orphaning), respectively, of the Annual Fixed Remuneration.

●   These pensions would be paid from the total fund accumulated for the retirement pension at that time, with the Bank assuming the amount of the corresponding annual insurance premiums to complete the benefit coverage. The cumulative benefits of the widow’s and orphan’s pension may not exceed 150% of the Annual Fixed Remuneration.

●   In the event of total or full permanent disability while serving in his role, he will be entitled to receive an annual pension equal to 60% of his Annual Fixed Remuneration.

●   This pension would be paid, firstly, from the total fund accumulated for the retirement pension at that time, with the Bank assuming the amount of the corresponding annual insurance premiums to complete the benefit coverage.

●   Death while in a situation of disability will give rise to an entitlement to an annual widow’s and orphan’s pension for each of his children, until they reach the age of 25, in an amount equal to 85% and 35% (40% in the case of full orphaning), respectively, of the disability pension that he had been receiving, with such reversion being limited in all cases to 150% of the disability pension itself.

In 2021, the Chairman’s contract was amended to adapt it to the terms and conditions set forth in the Policy approved by the General Meeting in 2021, which are described in sections 3 and 4 of this Report.

Commitments assumed in favour of the Chief Executive Officer

The Bank has not assumed any retirement commitments in favour of the Chief Executive Officer, although his contract gives him the right to receive an annual sum in cash (cash in lieu of pension) in an amount equal to 30% of his Annual Fixed Remuneration.

Contingency of disability or death

●   Death while serving in his role will give rise to an entitlement to an annual widow’s and orphan’s pension for each of his children, until they reach the age of 25, in an amount equal to 50% and 20% (30% in the case of full orphaning), respectively, of the Annual Fixed Remuneration for the previous 12 months, with the Bank assuming the amount of the corresponding annual insurance premiums to guarantee the benefit coverage. The cumulative benefits of the widow’s and orphan’s pension may not exceed 100% of the Annual Fixed Remuneration for the previous 12 months.

●   In the event of total or full permanent disability while serving in his role, he will be entitled to receive an annual pension in an amount equal to 62% of his Annual Fixed Remuneration for the previous 12 months. This pension will revert to his spouse and children in the event of death in the percentages cited above but shall be limited in all cases to 100% of the disability pension, with the Bank assuming the amount of the corresponding annual insurance premiums to guarantee the benefit coverage.

Other terms and conditions of the executive directors’ contracts

●	Supplemental allowances to the Chief Executive Officer’s fixed remuneration

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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Moreover, in view of his status as an international executive, the Chief Executive Officer’s contract provides that he is entitled to an annual cash sum as a mobility allowance, in line with potential commitments made in favour of other expatriate members of Senior Management, the amount of which has been set at EUR 600 thousand per year.

●	Post-contractual non-competition clauses

Finally, the executive directors’ contracts also include a post-contractual non-competition clause with a duration of two years following the cessation as BBVA executive directors, in respect of which they will receive remuneration, payable monthly, in an amount equal to their Annual Fixed Remuneration for each year in which the non-competition agreement remains in place, provided that their cessation as executive director is not due to their retirement, disability or serious dereliction of duties.

●	Termination of the contractual relationship

The executive directors’ contracts do not include a right to severance payments in the event of termination of the contractual relationship.

4.  Results of implementation of the Policy in 2021

The Directors’ Remuneration Policy in effect during the financial year last ended (2021) was that approved by the Bank’s Annual General Shareholders’ Meeting held on 20 April 2021. The outline and main characteristics of the Policy are set forth in section 3 above.

The way in which the Policy was implemented in 2021 is detailed below, following the procedure established for this purpose in the Policy itself and in the Regulations of the Board of Directors and the Remuneration Committee. No deviations from the same occurred during the financial year. No temporary exceptions were made to the Policy either in accordance with the procedure set forth therein, given the absence of any circumstances that would justify or advise this.

The process followed to implement the Directors’ Remuneration Policy and to determine the individual remuneration of directors was led and overseen directly by the Remuneration Committee. During the 2021 financial year, this Committee took the actions detailed below, among others, submitting to the Board of Directors the corresponding resolutions proposals where appropriate.

4.1.   Activity carried out by the Corporate Bodies in 2021

BBVA Directors’ Remuneration Policy

The Remuneration Committee analysed the approaches put forward as regards the approval of a new Directors’ Remuneration Policy in 2021, in view of, among other things, the regulatory developments that were expected to enter into force in that same financial year and market practices.

Following this analysis, the Remuneration Committee submitted the new proposed Policy, together with its corresponding report, to the Board of Directors, following analysis by the Risk and Compliance Committee.

Once approved by the Board of Directors, the Policy was submitted to the Annual General Shareholders’ Meeting held on 20 April 2021, which approved it with a majority voting in favour (93.59%). This Policy is

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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fully compliant with the modifications introduced by Act 5/2021, of 12 April, to article 529 novodecies of the Consolidated text of the Spanish Corporate Enterprises Act, approved by Royal Legislative Decree 1/2010, of 2 July.

Implementation, supervision and monitoring of the Directors’ Remuneration Policy

During the 2021 financial year, the Remuneration Committee and the Board of Directors have carried out the necessary actions to implement, supervise and monitor the provisions of the Directors’ Remuneration Policy.

To this end, the Board of Directors has analysed the remuneration matters pertaining to directors, approving the following resolutions, in accordance with the proposals submitted, in each case, by the Remuneration Committee and based on the prior analysis work, discussion and interaction carried out by this Committee with the executive level:

●   Remuneration matters for non-executive directors

In accordance with the statutory framework and the Directors’ Remuneration Policy, in application of the fixed remuneration system with deferred delivery of shares applicable to non-executive directors, the Board of Directors approved the allocation of a number of “theoretical shares” to each non-executive director beneficiary of the system, with this allocation corresponding to 20% of the total annual fixed allowance in cash received in the previous financial year.

●   Remuneration matters for executive directors

With regard to the remuneration of executive directors, the Board of Directors, on the proposal of the Remuneration Committee:

●   Noted the waiver by the executive directors, members of Senior Management and certain members of the Identified Staff of the accrual of 2020 Annual Variable Remuneration, in view of the exceptional circumstances arising from the COVID-19 crisis, which, in the case of the executive directors, led to no AVR having been accrued in 2020.

●   Approved the amount of the executive directors’ Deferred AVR from the 2017 financial year, in light of the results of the pre-established Multi-year Performance Indicators and in application of the corresponding targets, scales and weightings approved by the Board of Directors at the time, in addition to determining the amount corresponding to the update of such AVR.

●   Approved the payment of executive directors’ Deferred AVR from the 2017 financial year scheduled for 2021, once the Audit Committee and the Appointments and Corporate Governance Committee, within the scope of their respective remits, and the Board itself, had verified that the malus and clawback clauses set out in the remuneration policies applicable to those financial years did not have to be applied.

●   Approved the amendment of the Chairman’s contract to adapt its terms and conditions to the amendments included in the new Directors’ Remuneration Policy approved by the General Meeting held on 20 April 2021.

●   Approved the minimum thresholds for Attributable Profit and the Capital Ratio to generate the 2021 AVR of executive directors in line with those applied for the rest of the BBVA staff, including Senior Management members.

●   Approved the Annual Performance Indicators for the 2021 AVR and their respective weightings, as well as the Multi-year Performance Indicators corresponding to the Deferred Portion of the 2021 AVR, with the prior

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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analysis of the Risk and Compliance Committee in the case of the latter, and with the Multi-year Performance Indicators also being applicable to the rest of the Identified Staff, including Senior Management members.

●   Approved the targets and scales of achievement associated with the Annual Performance Indicators for the 2021 AVR of executive directors.

Finally, the Board of Directors resolved to submit to the 2021 Annual General Shareholders’ Meeting:

●   The approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration applicable to a maximum of 339 members of the Identified Staff, including executive directors and Senior Management members; submitting also the corresponding report for the shareholders regarding this resolution, in accordance with the text proposed by the Remuneration Committee.

●   The consultative vote on the Annual Report on the Remuneration of BBVA Directors for the 2020 financial year, based on the text proposed by the Remuneration Committee, prepared in accordance with the provisions of CNMV Circular 4/2013 and in compliance with the provisions of Article 541 of the Spanish Corporate Enterprises Act.

For further details on the activities carried out by the Remuneration Committee in 2021, the Committee’s 2021 activity report, which is available to shareholders on the Bank’s website, can be consulted.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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4.2. Remuneration accrued by non-executive directors in 2021

Set forth below is a breakdown of the individual remuneration accrued by non-executive directors in 2021 through implementation of the remuneration system described in section 3.2. above:

A. 2021 Annual fixed allowance

(EUR thousand)

Non-executive directors	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions [1]	Total
José Miguel Andrés Torrecillas	129	167	66			115		50	527
Jaime Caruana Lacorte	129	167	165	107					567
Raúl Galamba de Oliveira	129			107			43		278
Belén Garijo López	129		66		107	46			349
Sunir Kumar Kapoor	129						43		172
Lourdes Máiz Carro	129		66		43				238
José Maldonado Ramos	129	167				46			342
Ana Peralta Moreno	129		66		43				238
Juan Pi Llorens	129			214		46	43	80	512
Ana Revenga Shanklin	129			107					236
Susana Rodríguez Vidarte	129	167		107		46			449
Carlos Salazar Lomelín	129				43				172
Jan Verplancke	129				43		43		214
Total	1,673	667	431	642	278	301	171	130	4,293

(1)	Amounts received in 2021 by José Miguel Andrés Torrecillas, as Deputy Chair of the Board of Directors, and by Juan Pi Llorens, as Lead Director.

These amounts are reflected for each non-executive director in section C.1. a) i), “Fixed remuneration” and “Remuneration for membership of board committees”, of the CNMV Statistical appendix included as section 5 of this Report.

B. Remuneration in kind

During the 2021 financial year, the Bank has paid remuneration in kind totalling EUR 102 thousand corresponding to healthcare and accident insurance premiums for non-executive directors.

These amounts are reflected for each non-executive director in section C.1. a) i), “Other items”, of the CNMV Statistical appendix included as section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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C. Fixed remuneration system with deferred delivery of BBVA shares

Non-executive directors	“Theoretical shares” allocated in 2021[1]	“Theoretical shares” accumulated as of 31/12/2021
José Miguel Andrés Torrecillas	22,860	98,772
Jaime Caruana Lacorte	25,585	56,972
Raúl Galamba de Oliveira	9,500	9,500
Belén Garijo López	15,722	77,848
Sunir Kumar Kapoor	7,737	30,652
Lourdes Máiz Carro	10,731	55,660
José Maldonado Ramos	15,416	123,984
Ana Peralta Moreno	10,731	26,396
Juan Pi Llorens	23,079	115,896
Ana Revenga Shanklin	7,568	7,568
Susana Rodríguez Vidarte	20,237	161,375
Carlos Salazar Lomelín	5,642	5,642
Jan Verplancke	9,024	21,416
Total	183,832	791,681

(1)

Equal to 20% of the total annual fixed allowance in cash received by each non-executive director in the previous financial year, based on the average closing price of the BBVA share during the 60 trading sessions prior to the General Meeting of 20 April 2021, which was EUR 4.44 per share.

The effective delivery of a number of BBVA shares equal to the number of “theoretical shares” accumulated by each non-executive director, after they cease to hold such office, will only happen provided that this does not occur due to a serious dereliction of duties.

Without prejudice to the fact that this is not a share-based remuneration system, in order to comply with the instructions of the CNMV for the filing of the CNMV Statistical appendix included in section 5 of this Report, the “theoretical shares” allocated to non-executive directors each year have been equated to “shares”, although they do not correspond to this instrument. The “theoretical shares” allocated in 2021 are included in section C.1 a) ii), “Financial instruments granted during year”, of the CNMV Statistical appendix included as section 5 of this Report.

In accordance with the Policy, the Bank has not assumed any pension commitments in favour of its non-executive directors.

Year-on-year changes in remuneration accrued by non-executive directors

Total Board remuneration	2021	2020	Change
Annual Fixed Allowance	4,923	4,078	+5.27%
In kind	102	95	+7.37%

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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The year-on-year changes in this remuneration are due to changes in the composition of the Board and the Board committees. However, the amounts corresponding to the positions of Board member, Board committee member and Board committee chair have not been increased since 2007 (although they have been reallocated to adapt them to the functions of each Committee).

4.3.  Remuneration accrued by executive directors in 2021

In accordance with the remuneration system described in section 3.3., the breakdown of the individual remuneration accrued by the executive directors in 2021 is as follows:

A. FIXED REMUNERATION

a)  2021 Annual Fixed Remuneration

Annual Fixed Remuneration (EUR thousand)

Chairman	2,924

Chief Executive Officer	2,179

These amounts are reflected for each executive director in section C.1. a) i), “Salary”, of the CNMV Statistical appendix included as section 5 of this Report.

b)  2021 Remuneration in kind and other benefits

Executive directors are beneficiaries under accident and healthcare insurance policies taken out by the Bank, which pays the corresponding premiums, which are allocated to the directors as remuneration in kind.

The Bank also provides executive directors with other benefits that apply to the Bank’s Senior Management.

Remuneration in kind and other benefits (EUR thousand)

Chairman	328

Chief Executive Officer	158

These amounts are reflected for each executive director in section C.1. a) i), “Other items”, of the CNMV Statistical appendix included as section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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c)  Pension system contributions in 2021

The pension-related commitments assumed in favour of the executive directors are reflected in their respective contracts, which are approved by the Board of Directors. The main terms and conditions of these contracts are outlined in section 3.3.

During the 2021 financial year, the Bank made the following contributions to cover contingencies contemplated by contract for these items:

EUR thousand

Director	Pension systems
	Annual contribution for the contingency of retirement [1] (15% of AFR)	Funds accumulated as of 31/12/2021

Chairman	340	24,546

Chief Executive Officer	-	-

(1)

Agreed annual contribution to cover the retirement contingency reduced in an amount of EUR 98 thousand corresponding to the downward adjustment of the “discretionary pension benefits” of 2020 financial year which had to be registered in the cumulative fund in 2021.

In accordance with the BBVA Directors’ Remuneration Policy, 15% of the agreed annual contribution to the Chairman’s retirement pension, is considered as “discretionary pension benefits”, in accordance with the regulations applicable to the Bank and, therefore, will be linked to variable components, being subject to the conditions of delivery in shares, withholding and clawback provided for this kind of remuneration in the applicable regulations.

From the annual contribution to the pension agreed for 2020, which, in accordance with the Policy in force in that financial year, was EUR 1,642 thousand, EUR 246 thousand were registered as “discretionary pension benefits” (which was already reported by the Bank at the end of 2020). Following the end of the 2020 financial year, this amount was adjusted using the result of the workforce’s 2020 AVR (as the Chairman waived its accrual), which resulted in a downward adjustment to the pension, to be made in 2021, of EUR 98 thousand.

These amounts are reflected in section C.1. a) iii), “Savings schemes with non-vested economic rights”, of the CNMV Statistical appendix included as section 5 of this Report.

As a significant new development, in the 2021 financial year, in accordance with the new Policy approved by the General Meeting, the annual contribution agreed to cover the contingency of retirement of the Chairman was substantially reduced from EUR 1,642 thousand in 2020 to EUR 439 thousand in 2021, now representing 15% of his Annual Fixed Remuneration.

Similarly, as specified in section 3.3.2., pursuant to the Policy approved by the General Meeting in 2021, the coverage levels (% of AFR) for the contingencies of death and disability agreed with the Chairman were reduced.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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In accordance with the Policy, the Bank has paid in 2021 annual insurance premiums to cover death and disability contingencies of an amount of EUR 574 thousand in the case of the Chairman and EUR 295 thousand in the case of the Chief Executive Officer.

d)  Other fixed allowances of the Chief Executive Officer accrued in 2021

In accordance with the provisions of the Policy, the Chief Executive Officer received the following fixed remuneration in 2021:

●	An annual cash sum in lieu of a retirement pension (cash in lieu of pension) amounting to EUR 654 thousand; and

●	An annual cash sum as a mobility allowance, amounting to EUR 600 thousand per year.

These amounts are reflected in section C.1. a) (iv), “Details of other items”, of the CNMV Statistical appendix included as section 5 of this Report.

e)  Post-contractual non-competition agreement

No amount has been paid for this item in 2021, insofar as no executive directors have ceased to hold such office.

B. VARIABLE REMUNERATION

(a) Annual Variable Remuneration accrued in 2021 (2021 AVR)

The Directors’ Remuneration Policy establishes rules for calculating the Annual Variable Remuneration that preclude the exercise of discretion, thereby preventing conflicts of interest, and ensure the alignment thereof with the Institution’s business strategy and its long-term objectives, values and interests.

The Annual Variable Remuneration of each executive director, in line with the model applicable to the rest of the Group’s employees, is calculated on the basis of a “Target” Annual Variable Remuneration (or Target Bonus) determined by the Board of Directors on the proposal of the Remuneration Committee, which represents the amount of the Annual Variable Remuneration in the event that 100% of the previously established targets are reached.

The Annual Performance Indicators established for the purposes of calculating the Annual Variable Remuneration for 2021 and their weightings, were approved by the Board of Directors on the proposal of the Remuneration Committee at the beginning of 2021. These indicators are the following:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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Type	2021 AVR Annual Performance Indicators		Chairman	Chief Executive Officer

			Weighting
Financial indicators	Results	Attributable profit (excluding corporate transactions)	10%	15%

		(TBV) Tangible Book Value per share	15%	10%
	Profitability	RORC	10%	10%
	Efficiency	Efficiency ratio	10%	15%
Non-financial indicators	Customer satisfaction	NPS	10%	15%
	Sustainable development	Mobilisation of sustainable financing	10%	10%
	Transformation	Digital sales	10%	10%
		Individual indicators	25%	15%

As a new development, in 2021, a new sustainability-related indicator relating to “Mobilisation of sustainable financing” was introduced. This indicator is linked to the Bank’s strategic priority to “Help customers in the transition to a sustainable future” and is directly related to the activity conducted by the Group to fulfil its market commitments relating to climate change, with a specific weighting of 10%, that reinforces the commitment of both the Chairman and the Chief Executive Officer to furthering BBVA’s sustainable development objectives.

This Mobilisation of sustainable financing indicator is also one of the indicators used to calculate the Annual Variable Remuneration of all BBVA Group staff.

In the case of individual indicators of the executive directors, the benchmarks selected to evaluate them relate to the specific dimensions of executive directors’ responsibilities and roles.

Performance is evaluated by the Board of Directors, on the proposal of the Remuneration Committee, based on an overall assessment that takes into account both overall performance and the evolution of the indicators used as reference. The Board of Directors also takes into account the outcome of the annual performance evaluation of the executive directors, which, in the case of the Chairman, is led by the Lead Director following the report from the Appointments and Corporate Governance Committee, and also incorporating the opinion of the Executive Committee, in the case of the Chief Executive Officer.

The Chairman’s individual indicators relate to the dimensions of Corporate Strategy and People and include the following objectives:

✓  Strengthening BBVA’s position with regard to ESG, facilitating the generation of opportunities and economic growth in the communities in which it operates, driving equality and social inclusion, and encouraging the development of sustainable production models.

✓  Promoting the development of advanced data analysis capabilities, along with secure, reliable technology to create high-quality, differential solutions.

✓  Promoting strategic measures and partnerships that create value for shareholders.

✓  Developing a diverse, empowered team, guided by the purpose and values of the BBVA Group.

The Chief Executive Officer’s individual indicators relate to the dimensions of Business Management, Operational Excellence and People and include the following objectives:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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✓   Promoting initiatives that ensure business growth, incorporating indicators that reflect the alignment with strategic priorities and positive performance vis-à-vis competitors.

✓   Providing the best customer experience through the promotion of strategic programmes, with a focus on strengthening processes, managing risks and allocating capital in an optimal manner.

✓   Fostering initiatives that give rise to team development opportunities across the various geographical and business areas.

Each Annual Performance Indicator8 has an associated target and scales of achievement for said target, approved by the Board of Directors on the proposal of the Remuneration Committee, which, in the case of financial indicators, take into account the degree of budgetary compliance .

The amount received as Annual Variable Remuneration through the application of the corresponding scales of achievement ranges from 0% - 150% of the “Target” Annual Variable Remuneration, meaning that the theoretical maximum potential AVR of each executive director is limited to 1.5 times their “Target” Annual Variable Remuneration.

Link between 2021 AVR and results

As set out in section 2 above, the Annual Variable Remuneration of employees of the BBVA Group, consists of an annual incentive9 that is calculated on the basis of:

(i)	annual performance indicators (financial and non-financial), which take into account the strategic priorities defined by the Group, as well as current and future risks;

(ii)	targets established for each of the indicators with the scales of achievement that may be established according to the weighting assigned to each indicator; and

(iii)	a “target” annual variable remuneration, representing the amount of the annual variable remuneration in the event that 100% of the previously established targets are reached.

The amount to be received as Annual Variable Remuneration through application of the corresponding scales of achievement may range from 0% - 150% of the “Target” Annual Variable Remuneration. The resulting amount will constitute the Annual Variable Remuneration or Bonus of each employee.

The financial annual performance indicators are aligned with the most relevant management metrics for the Bank while the non-financial indicators are related to the strategic targets defined at the Group level, the area level and for each individual beneficiary. The targets and scales of achievement are applied to all the employees of the Group, including executive directors.

8 The only objectives that do not have associated scales of achievement are those established for the individual indicators as their performance is measured via an overall assessment that takes into account both overall performance and the behaviour of certain indicators used as references.

9 In addition, other supplementary incentive schemes may be established, depending on the nature of the business and/or market practises, for example, in the case of Retail Banking, Wholesale Banking or Investment Banking businesses, etc.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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In line with the variable remuneration model for the whole workforce previously described, the results of the Annual Performance Indicators, financial and non-financial, which are also part of the remuneration scheme of executive directors, have been the following:

●   During the 2021 financial year, the BBVA Group has obtained a recurring attributable profit of EUR 5,069 million, without including the results generated, until June 2021, by BBVA USA and its subsidiaries and the costs of the restructuring plan in Spain. The good performance, which represents an increase of 86% with respect to the 2020 financial year, is, mainly, due to a strong revenue growth, supported by the recovery of activity after the crisis caused by the COVID-19 pandemic. The amount of profit considered for incentive purposes has been said recurring profit, excluding, in addition, the cost savings not budgeted generated in the year by the restructuring plan in Spain, which, thus, amounts to an attributable profit of EUR 5,028 million. This data of profit is the one also considered for the calculation of the rest of the financial indicators for incentive purposes.

●   The remaining financial Annual Performance Indicators — TBV per share, RORC and the Efficiency Ratio — also performed better in 2021 than in the previous financial year, in line, in all cases, with the established targets.

●   With regard to the non-financial Annual Performance Indicators, a sustainability-related indicator — specifically, the Mobilisation of Sustainable Financing indicator — was included in the variable remuneration system for all employees, including executive directors, for the first time in the 2021 financial year. Thus, in 2021, the Bank mobilised a total of EUR 30,615 million for the financing of sustainable projects in the field of climate change, which similarly places the result of the indicator above the pre-established target.

●   With regard to the other non-financial Annual Performance Indicators (NPS and Digital Sales,) their levels of achievement have been aligned with the respective targets set by the Board for the calculation of the 2021 AVR.

For the purposes of determining the degree of achievement of these indicators, following the end of the 2021 financial year, the results of each of them were compared with the previously approved targets and, depending on the degree of achievement of the same, measured against the previously established scales of achievement and taking into account the weighting associated to each indicator over the total of the “Target”Variable Remuneration, the amounts of the Annual Variable Remuneration accrued by each beneficiary during the 2021 financial year, were then determined.

The level of achievement of the Group’s indicators, which are included in the variable remuneration scheme of all employees, has been of 122% in 2021 financial year, based on the level of achievement of the financial and non-financial indicators, including those which are detailed below:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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2021 AVR (measurement period 2021)

Annual Performance Indicators	Results		Achievement level
	2021[1]	2020[2]	Target 2021[3]		%

Attributable profit (excluding corporate transactions)	5,028 mill. €	3,084 mill. €		⚫	150

Tangible Book Value per share	6.55	6.15	⚫		97

RORC	14.03%	6.76%		⚫	150

Efficiency ratio	45.51%	46.82%		⚫	123

Customer Satisfaction (NPS)	101	107		⚫	101

Mobilisation of Sustainable Financing	30,615 mill. €	-		⚫	120

Digital sales	99	86	⚫		99

Individual indicators[4]

Chairman	120	-		⚫	120

Chief Executive Officer	120	-		⚫	120

(1)

Results approved for incentive purposes (it does not include either the results generated, until June 2021, by BBVA USA and the rest of the companies sold to PNC, nor the impact of the restructuring plan of BBVA in Spain).

(2)	In 2020 executive directors waived the accrual of the year’s AVR. For comparative purposes, the result of the remuneration indicators for the rest of the staff is included.

(3)

2021 targets were approved at the beginning of 2021. At that time, notwithstanding the context marked by the high impact of the economic crisis originated by COVID-19 and the high uncertainty regarding the prospects for recovery, the Corporate Bodies set targets for the calculation of 2021 AVR which were over the analysts consensus (which, in the case of Attributable Profit, was set for 2021 in EUR 2,944 million).

(4)

Global assessment taking into account the performance of the individual indicators mentioned above and their qualitative assessment, including, inter alia, the results of the annual performance evaluation of the executive directors.

In the case of the executive directors, the result of individual indicators has been determined on the basis of a global assessment, taking into account the benchmarks selected to that effect, which relate to the specific dimensions of the executive directors’ responsibilities and roles. Likewise, the Board of Directors has taken into consideration the result of their performance assessment in 2021, which has been very satisfactory and in which the following issues, inter alia, have been positively assessed:

In the case of the Chairman:

✓  His leadership in the consolidation and acceleration of the Banks’ strategy and priorities, which were reinforced by many of the global trends that were accelerated during the COVID-19 pandemic, which enables the Bank to be ready to grasp the opportunities arising from the major disruptive changes associated with digitalization and sustainability, which are impacting the financial industry and society in general.

✓  The promotion he has given to the strategic priority linked to sustainability, with the aim of integrating it into all BBVA’s activities and businesses and positioning the Group as a global benchmark in this area.

✓  The fostering of the remaining strategic priorities of the Bank, highlighting his drive to turn data and advanced analytics into key levers of BBVA’s transformation and his drive to accelerate digitalization across the Group.

✓  His leadership of the growth strategy, highlighting major strategic initiatives of the Bank led by the Chairman, as corporate transactions, the BBVA share buyback program, or other initiatives aimed at the Institution profitable growth in the long term.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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✓  His fostering of the different initiatives to achieve the best and most engaged team and his leadership of the Bank’s cultural transformation and in integrating its Purpose, culture and values into all areas of the Bank’s operations, even in an especially difficult context created by the COVID-19 pandemic, in which transparency towards employees has been increased, their engagement with the Bank has grown and progress has been made on new ways of working and on a new organisational model. In this regard, it has been highlighted the good result of the Employees’ Commitment Survey managed by Gallup, which has reached a mark of 4.26 points over 5 in 2021, which involves an improvement with respect to the previous year, in which the result was of 4,25 points.

In the case of the Chief Executive Officer:

✓   His role in the management of the Group’s businesses and drive to accelerate the execution of the strategy, in coordination with the Chairman, highlighting his orientation to results and his ability for following-through, and monitoring in detail the Group’s businesses, its core activity and results indicators, and its main financial, risk and strategic indicators, monitoring the compliance with the Bank’s strategic decisions.

✓   His leadership in the efforts of the Group and its executive team in managing the crisis caused by COVID-19 and the high uncertainty it posed during the 2021 financial year, thus ensuring that the Bank’s activities and businesses were able to continue effectively, strengthening the monitoring and coordination of the Bank’s management with the executive teams, and ensuring that the execution of the strategy in the Group’s businesses could be implemented and driven forward, despite the tough environment.

✓   His leadership in the implementation at the Bank and the knowledge and execution by all employees of initiatives related to values and cultural transformation, employee engagement (highlighting the good result of the Employees’ Commitment Survey managed by Gallup) and transparency, styles of leadership and professional development, diversity and inclusion, and the implementation of new ways of working.

Thus, with the 2021 Attributable Profit and Capital Ratio thresholds set by the Board (which constitute ex ante adjustments to the accrual of Annual Variable Remuneration), having been met, in accordance with the provisions of the Policy, and in view of the results of the indicators detailed above, the Board, on the proposal of the Remuneration Committee, has determined the 2021 Annual Variable Remuneration for each executive director, on the basis of the levels of achievement obtained for the Annual Performance Indicators in aggregate which has been of 119% in the case of the Chairman and 121% in the case of the Chief Executive Officer.

Result of 2021 AVR for executive directors

2021 AVR(EUR thousand)

Chairman	4,244

Chief Executive Officer	3,224

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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The “Target” Annual Variable Remuneration amounts approved for 2021 were as follows: Chairman EUR 3,572 thousand and Chief Executive Officer EUR 2,672 thousand.

Variation in 2021 AVR compared to previous years

In order to make a comparison between the 2021 AVR and the AVR for previous years, it is important to take into consideration the following factors:

●

In 2020, the Annual Variable Remuneration of the executive directors amounted to EUR 0, as they voluntarily waived its accrual in view of the exceptional circumstances arising from the COVID-19 crisis.

●

In addition, in the case of the Chairman, the Directors’ Remuneration Policy approved by the General Meeting in 2021, included the changes needed to implement the transformation of his pension scheme, by virtue of which the amount of the annual contribution agreed to cover the retirement contingency was reduced from EUR 1,642 thousand (67% of Annual Fixed Remuneration) to EUR 439 thousand (15% of Annual Fixed Remuneration). As a result of the foregoing, the remainder of the annual contribution established in the previous policy was integrated, in part, in the Annual Fixed Remuneration and, in part, in his “Target” Annual Variable Remuneration, abiding by, in each case, the balance established in the Policy between these two components (45%-55%), with a reduction in the total amount to be transferred to them of EUR 157 thousand. Thus, the Chairman’s total remuneration was reduced with respect to the figure stipulated in the previous policy, involving, in addition, an increase of the Chairman’s pay at risk linked to the Institution’s results.

●

Additionally, in 2021, the Bank proceeded to sell its franchise in the United States, which means that the result of the Attributable profit excluding corporate transactions indicator obtained in 2021 is not comparable with respect to those of previous years, since there has been a significant change in the Group’s scope of consolidation, as the results of BBVA USA obtained in the year are not considered in 2021 for incentive purposes.

Therefore, the result in 2021 and its link to the AVR for this year is not comparable to that of previous years.

In comparative terms, if the results of BBVA USA in 2019 and 2020 are excluded so that the attributable result is comparable with that of 2021 and the “Target” Annual Variable Remuneration set for the Chairman in the Policy approved in 2021 under the transformation of his pension scheme is assumed in 2019 to be comparable with that of 2021, the variation would be as follows:

	2021	2020	2019	2021 vs. 2019

Attributable profit excluding corporate transactions[1] (€ Mill.)	5,028	2,729	4,214	+19,3%

Chairman AVR (€ Thousand)	4,244	0	3,790	+12,0%

Chief Executive Officer AVR (€ Thousand)	3,224	0	2,854	+13,0%

(1)	Results for incentive purposes (see Section 4.3 B a) “Link between the 2021 AVR with results”).

Vesting and payment rules applicable to 2021 AVR

In accordance with the rules described in section 3.3., once the amount of the Annual Variable Remuneration corresponding to 2021 has been determined:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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●

The Upfront Portion (40% of the AVR) will vest and be paid, if the applicable conditions are met, during the first quarter of 2022, while the Deferred Portion (60% of the AVR) will be deferred for a period of 5 years and paid, if the applicable conditions are met, at the end of each year for each of the 5 years of deferral in an amount equal to 20% of the Deferred AVR (20% in 2023, 20% in 2024, 20% in 2025, 20% in 2026 and 20% in 2027), without prejudice to the implied or express adjustments that may apply.

●

The Upfront Portion will be paid in equal parts cash and BBVA shares, while 60% of the Deferred Portion will be paid in BBVA shares and the other 40% will be paid in cash. In accordance with the provisions of the Policy, the number of shares paid as part of both the Upfront Portion and the Deferred Portion has been calculated based on the average closing price of the BBVA share between 15 December 2021 (the year to which the AVR pertains) and 15 January 2022 (the following year), inclusive, which was EUR 5.33 per share.

As a result of the foregoing, the amounts corresponding to the Upfront Portion and the Deferred Portion of the 2021 Annual Variable Remuneration for each executive director are as follows:

Executive director	Upfront Portion: 40% 2021 AVR Payment in 2022		Deferred Portion: Maximum 60% 2021 RVA
	Cash EUR thousand (50%)	No. of shares (50%)	Cash (40%) EUR thousand					Number of shares (60%)
			2023	2024	2025	2026	2027	2023	2024	2025	2026	2027

Chairman	849	159,235	204	204	204	204	204	57,325	57,325	57,325	57,325	57,325

Chief Executive Officer	645	120,977	155	155	155	155	155	43,552	43,552	43,552	43,552	43,552

The cash amounts of the Upfront Portion of the 2021 AVR are reflected for each executive director in section C.1. a) i), “Short-term variable remuneration”, of the CNMV Statistical appendix included as section 5 of this Report. The number of shares corresponding to the Upfront Portion of the 2021 AVR, as well as the price used to calculate them and the gross profit taking into account the foregoing data, is reflected for each executive director in section C.1. a) ii), “Financial instruments vested during the year”: “No. of shares”, “Price of vested shares” and “gross profit from vested shares or financial instruments (EUR thousand)”.

The 2021 Deferred AVR is subject to explicit ex post adjustments based on the results of the 2021 DAVR Multi-year Performance Indicators, which have been approved by the Board of Directors on the proposal of the Remuneration Committee and following analysis by the Risk and Compliance Committee:

	Multi-year Performance Indicators Deferred Portion 2021 AVR	Weighting

Capital	Common Equity Tier 1 (CET1) Fully Loaded	40%

Liquidity	Liquidity Coverage Ratio (LCR)	20%

Profitability	Return On Tangible Equity (ROTE)	30%

Creation of Value	Total Shareholder Return (TSR)	10%

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	36

These indicators are aligned with the Group’s core risk management and control metrics and relate to capital, liquidity, profitability and the creation of value for the Group. They have associated scales of achievement such that, if the thresholds established for each of them are not met during the measurement period spanning the first three years of deferral (2022 - 2024), the Deferred Portion of the 2021 Annual Variable Remuneration that remains outstanding may be reduced, but never increased.

The performance of the TSR indicator will be measured and compared against that of the peer group approved by the Board of Directors on the proposal of the Remuneration Committee (Annex 1) over the referred three-year measurement period from 1 January 2022 to 31 December 2024.

The scale defined for the TSR indicator will determine any reduction, as the case may be, of the deferred amounts associated therewith. This will occur where, following the three-year measurement period, the result of this indicator places BBVA below the median of the peer group.

In addition, the amount of the 2021 Deferred AVR paid in shares that ultimately vests will, in any event, incorporate the implied adjustments inherent to the fluctuations of the BBVA share price.

In addition, the remaining vesting and payment rules for Annual Variable Remuneration for executive directors set forth in the Policy will apply to the 2021 Annual Variable Remuneration, which include: (i) the withholding of shares received for one year; (ii) insurance or hedging prohibitions; (iii) criteria for updating the cash portion; (iv) malus and clawback clauses for 100% of the AVR; and (v) limitation of the variable remuneration to 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase it up to a maximum of 200%.

(b) “Discretionary pension benefits” registered in 2021 to be contributed in 2022

Also, in 2021, pursuant to the Policy, 15% of the annual contribution to cover the contingency of retirement of the Chairman, i.e. EUR 66 thousand, was recorded in this financial year as “discretionary pension benefits”. Following the end of the financial year, in 2022, this amount was adjusted in view of the result of the Chairman’s 2021 Annual Variable Remuneration, yielding a figure of EUR 78 thousand, which represents an upwards adjustment of EUR 12 thousand with respect to the initial amount. These “discretionary pension benefits”, once adjusted, will be contributed to the cumulative fund in the 2022 financial year, and will be subject to the conditions established for them in the BBVA Directors’ Remuneration Policy.

(c) Deferred Annual Variable Remuneration from previous financial payable in 2022

In accordance with the remuneration policies applicable to executive directors during the 2018 and 201710 financial years, in order to align remuneration with risks and long-term results, 60% of the Annual Variable Remuneration corresponding to those financial years and associated with the positions held at that time was

10 In 2018 and 2017, the applicable policies were the BBVA Directors’ Remuneration Policy approved by the the General Shareholders’ Meeting held on 17 March 2017, in the case of the Chairman, and the BBVA Group Remuneration Policy, approved by the Board of Directors on 29 November 2017, in the case of the Chief Executive Officer.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	37

deferred for a period of 5 years (in the case of the Chairman) and 3 years (in the case of the Chief Executive Officer) (the 2018 Deferred AVR or 2018 DAVR and the 2017 Deferred AVR or 2017 DAVR, respectively).

2018 Deferred AVR

60% of the 2018 Annual Variable Remuneration of the Chairman and the Chief Executive Officer was deferred for a period of 5 years and 3 years, respectively, in accordance with the settlement and payment system provided for in the applicable remuneration policies:

Executive directors	Maximum amount of 2018 DAVR[1]
	Cash (EUR thousand)	Shares

Chairman	574	180,785

Chief Executive Officer	302	61,901

(1)

DAVR originally deferred. Amounts associated with previous roles as Chief Executive Officer of BBVA and Chairman & CEO of BBVA Compass, respectively. The exchange rate at the end of January 2022 (1.1156 USD/EUR) has been used to calculate the 2018 DAVR of the Chief Executive Officer.

Link between 2018 Deferred AVR and results

These amounts were similarly subject to ex post adjustments based on the results of the following Multi-year Performance Indicators, approved by the Board of Directors in 2018, and which would be calculated over a three-year period (2019 - 2021). The Multi-year Performance Indicators have associated scales of achievement (approved in 2019), such that a failure to effectively meet the thresholds set for each of them could cause the maximum amount of the 2018 Deferred AVR to be reduced, but never increased.

The results obtained for each of the 2018 DAVR Multi-year Performance Indicators, and the threshold for no reduction set for each of them, are detailed below:

2018 Deferred AVR (long-term measurement period 2019 - 2021)

2018 DAVR Multi-year Performance Indicators	Solvency		Liquidity		Profitability
	Economic Adequacy (Economic Equity/ECR)	Fully loaded CET1	LtSCD (loan-to-stable customer deposits)	LCR (Liquidity Coverage Ratio)	(Net Margin - Loan-Loss Provisions)/Average Total Assets	ROE (Return on Equity)	TSR (Total Shareholder Return)
Weighting	20%	20%	10%	10%	10%	20%	10%
Threshold for no reduction	≥ 100%	≥ 9.48%	≤ 140%	≥ 106%	≥ 0.20%	≥ 1.0%	1st to 8th
Result	152% ●	11.97% ●	104% ●	147% ●	1.18% ●	8.7% ●	9th ●
% reduction	0%	0%	0%	0%	0%	0%	1%

With respect to the TSR indicator, which tracks total returns for shareholders, BBVA’s performance was compared to that of the peer group approved by the Board of Directors in 2019 and set forth in Annex 2 over the three-year period from 1 January 2019 to 31 December 2021, with BBVA placing 9th.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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BBVA’s position in ranking	Percentage reduction of deferred amounts
1st to 8th	0%
9th	10%
10th	20%
11th	30%
12th	40%
13th	50%
14th	60%
15th	80%
16th	100%

In view of the results of the Multi-year Performance Indicators for the 2018 Deferred AVR measured from 2019 - 2021, the amount of the 2018 DAVR has been reduced by 1%.

2018 Deferred AVR payable in 2022

2018 Deferred AVR (EUR thousand and shares)
Executive directors	Maximum amount of 2018 DAVR		Reduction (ex post adjustments)		Final amount of 2018 DAVR		Amount of 2018 DAVR to be paid in 2022[1]		Amount of 2018 DAVR to be paid each year in 2023 and 2024
	Cash	Shares	Cash	Shares	Cash	Shares	Cash[2]	Shares	Cash	Shares
Chairman	574	180,785	-1%	-1%	569	178,977	341	107,386	114	35,795
Chief Executive Officer	302	61,901	-1%	-1%	299	61,282	299	61,282	-	-

(1)

Relates to the first payment (60%) in the case of the Chairman (with 20% scheduled to be paid in 2023 and the remaining 20% scheduled to be paid in 2024) and the entire payment in the case of the Chief Executive Officer, in view of the deferral periods and payment schedules established in the remuneration policies applicable to each of them in 2018. The January 2022 closing exchange rate was used to calculate the Chief Executive Officer’s 2018 Deferred AVR in euros (USD/EUR 1.1156).

(2)	This amount will be updated through application of the CPI in the amount of EUR 23 thousand in the case of the Chairman and EUR 33 thousand in the case of the Chief Executive Officer.

In accordance with the CNMV instructions to complete the CNMV Statistical appendix included in section 5 of this Report, the cash amount of the 2018 DAVR to be paid in 2022 is reflected in section C.1. a) i), “Long-term variable remuneration”, of the said CNMV Statistical appendix. Likewise, the number of shares corresponding to the 2018 DAVR to be delivered in 2022 is reflected in section C.1. a) ii), “Financial instruments vested during the year”: “No. of shares”. The foregoing, also pursuant to the CNMV instructions for completion of this Report.

In addition, the portion in shares of the 2018 Deferred AVR due for delivery in 2022 incorporates alignment with shareholder interests and share value. Thus, the price used to determine the number of shares of the Deferred Portion of the 2018 AVR, in accordance with the policies applicable during that year, was the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2018 and 15 January 2019, which was EUR 4.77 per share. However, the executive directors will receive the shares at market price on the date of delivery of this remuneration. For information purposes (as these shares have not yet been delivered to their beneficiaries), the price used to estimate the gross profit of the shares

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	39

corresponding to the Deferred Portion of the 2018 DAVR to be delivered in 202211 was the average closing price of the BBVA share corresponding to the stock exchange sessions between 15 December 2021 and 15 January 2022, which was EUR 5.33 per share.

2017 Deferred AVR

In accordance with the provisions of the remuneration policies applicable to executive directors, the 2017 Deferred AVR was subject to ex post adjustments based on the result of a series of Multi-year Performance Indicators, approved by the Board of Directors in 2017, whose result was calculated at the beginning of 2021 over a 3-year measurement period (2018-2020), verifying that, as all of them had reached their respective thresholds, it was not appropriate to apply any reduction to the 2017 Deferred AVR:

2017 Deferred AVR (long-term measurement period: 2018 - 2020)
2017 DAVR Multi- year Performance Indicators	Solvency		Liquidity		Profitability
	Economic Adequacy (Economic Equity/ECR)	Fully loaded CET1	LtSCD (loan-to- stable customer deposits)	LCR (Liquidity Coverage Ratio)	(Net Margin/Average Total Assets) - (Cost of Risk/Average Total Assets)	ROE (Return on Equity)	TSR (Total Shareholder Return)
Weighting	20%	20%	10%	10%	10%	20%	10%

Threshold for no reduction	≥100%	≥9.35%	≤145.0%	≥99.50%	≥0.25%	≥2.5%	1st to 8th

Result	149.6% ⚫	11.32% ⚫	105.3% ⚫	135% ⚫	1.10% ⚫	7.3% ⚫	7th ⚫

% reduction	0%	0%	0%	0%	0%	0%	0%

The foregoing was disclosed in the Annual Report on the Remuneration of Directors corresponding to the 2020 financial year, which is available to shareholders on the Bank’s website12.

In the case of the Chairman, the payment of 40% of the Deferred AVR 2017 is pending; of which the second payment (20%), in cash and in shares, falls due in 2022, and the third one in 2023 (remaining 20%).

2017 Deferred AVR payable in 2022

Chairman’s 2017 Deferred AVR (EUR thousand and shares)
Maximum amount of 2017 DAVR		Amount of 2017 DAVR paid in 2021 (60%)		Amount of 2017 DAVR to be paid in 2022 (second payment 20%)		Amount of 2017 DAVR to be paid in 2023 (third payment 20%)
Cash	Shares	Cash[1]	Shares	Cash[2]	Shares	Cash	Shares
675	139,488	405	83,692	135	27,898	135	27,898

(1)	Amount updated in 2021 through application of the CPI in the amount of EUR 6 thousand.
(2)	Amount that will be updated in 2022 through application of the CPI in the amount of EUR 11 thousand.

11 This is indicated in the CNMV Statistical appendix included in section 5 of this Report.

12 www.bbva.com

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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In accordance with the CNMV instructions to complete the CNMV Statistical appendix included in section 5 of this Report, the cash amount of the 2017 DAVR to be paid in 2022 is reflected in section C.1. a) i), “Long-term variable remuneration”, of the CNMV Statistical appendix. Likewise, the number of shares corresponding to the 2017 DAVR to be delivered in 2022 is reflected in section C.1. a) ii), “Financial instruments vested during the year”: “No. of shares’’. The foregoing, also pursuant to the CNMV instructions for completion of this Report.

Likewise, the share portion of the 2017 Deferred AVR to be delivered in 2022, incorporates alignment with the interests of the shareholders and with the value of the share, since the price used to determine the number of shares of the 2017 Deferred AVR Portion (in 2018) was the average closing price of the BBVA share corresponding to the stock market sessions between December 15, 2017 and January 15, 2018, which was EUR 7.25 per share. However, the Chairman will receive the shares at market price on the date of delivery of this remuneration. For information purposes (as these have not yet been delivered), the price used to estimate the gross profit of the shares corresponding to the Deferred Portion of the 2017 DAVR to be delivered in 202213 was the average closing price of the BBVA share corresponding to the stock exchange sessions between 15 December 2021 and 15 January 2022, which was EUR 5.33 per share.

Summary of Deferred AVR from previous financial years pending payment as of the end of 2021

Director	DAVR 2017		DAVR 2018			DAVR 2019
Chairman	2022 (20%)	2023 (20%)	2022 (60%)	2023 (20%)	2024 (20%)	2023 (60%)	2024 (20%)	2025 (20%)
Chief Executive Officer	-	-	2022 (100%)	-	-	2023 (60%)	2024 (20%)	2025 (20%)

There are no deferred amounts corresponding to the 2020 AVR given that its amount was EUR 0 as a result of the executive directors’ waiver of its accrual in view of the exceptional circumstances arising from the COVID-19 crisis.

4.4.	Change over time of directors’ remuneration, average employee remuneration and the Institution’s results

Circular 3/2021, of 28 September, of the CNMV, which modifies Circular 4/2013 of the CNMV, in line with the change introduced by Act 5/2021, of 12 April, in article 541 of the Corporate Enterprises Act, includes, as a new development, the inclusion in this Report of the table included in section C.2 of the CNMV Statistical Appendix (section 5 of this Report), which reflects the evolution over the last 5 years of the remuneration accrued by each BBVA director, as well as the results and average remuneration of the Group’s workforce.

For the purposes of the table included in section C.2 of the Statistical Appendix, for greater transparency and a better understanding, the data on the average remuneration of BBVA, S.A. employees in Spain, which is where the Bank has its registered office and headquarters, are also provided below. The BBVA Group is an international financial group with a broad geographical diversification, with a presence in many emerging

[13]	This is indicated in the CNMV statistical appendix included in section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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countries, mainly in Latin America and South America, where remuneration is adapted to the local cost of living and, therefore, is lower than that received in Spain, which is the place where the directors of BBVA, S.A. perform their duties and carry out their functions.

The comparison between the remuneration of the directors of BBVA, S.A. which is the subject of this Report, and the average remuneration of the workforce, is therefore distorted if the average remuneration of the employees of the BBVA Group (at the consolidated level) is taken into account, since these are not comparable figures due to the geographical diversification of the Group.

For the purposes of this table, the executive directors remunerations include all fixed remuneration paid and all variable remuneration vested in the financial year. In particular, in 2021, the amount specified includes, on one hand, the Annual Fixed Remuneration and the remuneration in kind paid to executive directors, as well as the amounts corresponding to the commitments assumed in favour of the Chief Executive Officer, and, on the other hand, Annual Variable Remuneration vested as at the date of this Report, which includes: (i) 2021 AVR Upfront Portion (40% of total 2021 AVR); (ii) Deferred 2018 AVR payable in 2022 (60% of 2018 DAVR in the case of the Chairman and the entire 2018 DAVR in the case of the Chief Executive Officer), as well as the update of its amounts in cash pursuant to CPI; and (iii) the second payment of 2017 Deferred AVR payable to the Chairman in 2022 (20% of 2017 DVAR), as well as the update of its portion in cash pursuant to CPI.

	Total amounts accrued (EUR thousand) and % annual variation
	2021	% Var 2021/2020	2020	% Var 2020/2019	2019	% Var 2019/2018	2018	% Var 2018/2017	2017
Director remuneration (EUR thousand)
Executive directors
Carlos Torres Vila	6,181	79.84	3,437	-31.44	5,013	18.99	4,213	-13.95	4,896
Onur Genç	5,540	37.26	4,036	-19.04	4,985	0.00	0	0.00	0
External directors
José Miguel Andrés Torrecillas	535	3.88	515	5.10	490	-0.61	493	6.71	462
Jaime Caruana Lacorte	568	0.00	568	7.78	527	122.36	237	0.00	0
Raúl Galamba de Oliveira	279	32.86	210	0.00	0	0.00	0	0.00	0
Belén Garijo López	363	0.55	361	-0.28	362	6.47	340	16.44	292
Sunir Kumar Kapoor	172	0.00	172	0.00	172	0.00	172	0.00	172
Lourdes Máiz Carro	257	0.39	256	-4.12	267	-10.40	298	6.81	279
José Maldonado Ramos	358	0.28	357	0.85	354	-12.38	404	-1.94	412
Ana Peralta Moreno	246	0.00	246	-0.40	247	68.03	147	0.00	0
Juan Pi Llorens	531	0.76	527	3.94	507	7.64	471	10.56	426
Ana Revenga Shanklin	236	40.48	168	0.00	0	0.00	0	0.00	0
Susana Rodríguez Vidarte	465	0.22	464	0.65	461	0.88	457	0.22	456
Carlos Salazar Lomelín	273	3.41	264	0.00	0	0.00	0	0.00	0
Jan Verplancke	215	6.97	201	16.86	172	30.30	132	0.00	0
Consolidated results (EUR thousand)[1]	7,246,568	38.09	5,247,609	-17.99	6,398,491	-24.24	8,446,248	21.86	6,930,961
BBVA average remuneration of employees (EUR thousand)[2]	73	12.31	65	-7.14	70	2.94	68	0.00	68

(1)	Profit before tax of the consolidated financial statements for each year.

(2)

Ratio between the figure for remuneration accrued by staff for each financial year (excluding the remuneration of directors) and the weighted average number of employees (excluding the directors) calculated on a full-time equivalent basis. In calculating this ratio, employees who had been employees of BBVA, S.A. at some time during the year were included.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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4.5. Other matters relating to the 2021 financial year

A. Payments for the termination of the contractual relationship

The Bank has undertaken no commitments to pay indemnities to its directors for the termination of the contractual relationship, nor has the Bank made any other commitments to make payments resulting from the early cessation of their positions, other than the provisions of this Report.

The directors did not accrue or receive any payment of this kind during the financial year last ended.

B. Loans, advances and guarantees

The directors have not accrued any remuneration in the form of or resulting from advances, loans or guarantees in 2021.

C. Application of malus and clawback arrangements in 2021

The Policy establishes mechanisms to reduce or recover up to 100% of the Annual Variable Remuneration of each executive director, through malus and clawback clauses, on the same terms as those applicable to the rest of the Identified Staff. These clauses are set out in the BBVA Directors’ Remuneration Policy published on the website.

In the 2021 financial year, the variable remuneration of executive directors was not reduced or clawed back.

D. Remuneration paid by other Group companies

In 2021, the non-executive director Carlos Salazar Lomelín has accrued an amount of EUR 101 thousand in attendance fees for his membership of the management body of BBVA Bancomer, S.A. de C.V. (“BBVA México”) and Grupo Financiero BBVA México, S.A. de C.V. (“GFBBVA México”) and for his membership to the strategy forum of BBVA México.

This amount is reflected in section C.1. b) i) “Remuneration of directors of the listed company for seats on the boards of other subsidiary companies i) Remuneration accrued in cash “, of the CNMV Statistical appendix included as section 5 of this Report.

Likewise, in 2021, the Board of Directors of BBVA authorised the granting by BBVA México of a credit risk transaction in favour of the non-executive director Carlos Salazar Lomelín, of an amount of EUR 909 thousand14, which does not constitute remuneration to the director given that it was granted under market conditions and no preferential treatment as a result of his status as a director was given. For this reason, it is not included in the CNMV Statistical appendix included in section 5 of this Report.

There are no remuneration items other than those described in the preceding paragraphs, nor have any directors accrued any additional, supplementary or different remuneration in the financial year last ended other than those indicated in this Report.

14 For the calculation in euros the closing exchange rate of December 2021 has been used (23.1438 PMX/€).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	43

5.	CNMV Statistical appendix

B. Overall summary of how the Remuneration Policy was applied during the year last ended

B.4 Report on the result of the consultative vote at the General Meeting on the annual report on remuneration in the previous year, indicating the number of votes in favour, votes against, abstentions and blank ballots:

	Number	% of total
Votes cast	4,514,702,907	100

	Number	% of votes cast
Votes against	304,177,486	6.73
Votes in favour	4,136,049,257	91.61
Blank votes	0	0.00
Abstentions	74,476,164	1.64

Repeatedly, a very significant proportion of BBVA shareholders have shown support as regards the remuneration matters submitted by the Board of Directors on the proposal of the Remuneration Committee. In particular, at the General Shareholders’ Meeting held on 20 April 2021, 91.61% of votes were in favour of the Annual Report on the Remuneration of Directors for the 2020 financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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C. Itemised individual remuneration accrued by each director

Name	Type	Period of accrual in year 2021

Carlos Torres Vila	Executive Chairman	01/01/2021 to 31/12/2021

Onur Genç	Chief Executive Officer	01/01/2021 to 31/12/2021

José Miguel Andrés Torrecillas	Independent Deputy Chair	01/01/2021 to 31/12/2021

Jaime Félix Caruana Lacorte	Independent director	01/01/2021 to 31/12/2021

Raúl Catarino Galamba de Oliveira	Independent director	01/01/2021 to 31/12/2021

Belén Garijo López	Independent director	01/01/2021 to 31/12/2021

Sunir Kumar Kapoor	Independent director	01/01/2021 to 31/12/2021

Lourdes Máiz Carro	Independent director	01/01/2021 to 31/12/2021

José Maldonado Ramos	Other external director	01/01/2021 to 31/12/2021

Ana Cristina Peralta Moreno	Independent director	01/01/2021 to 31/12/2021

Juan Pi Llorens	Lead Director	01/01/2021 to 31/12/2021

Ana Leonor Revenga Shanklin	Independent director	01/01/2021 to 31/12/2021

Susana Rodríguez Vidarte	Other external director	01/01/2021 to 31/12/2021

Carlos Vicente Salazar Lomelín	Other external director	01/01/2021 to 31/12/2021

Jan Paul Marie Francis Verplancke	Independent director	01/01/2021 to 31/12/2021

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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C.1 Complete the following tables regarding the individual remuneration of each director (including remuneration received for performing executive duties) accrued during the year.

a) Remuneration of the company that is the subject of this report:

i) Remuneration accrued in cash (thousands of euros)

Name	Fixed remuneration	Attendance fees	Remuneration for membership of board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Indemnification	Other items	Total year 2021	Total year 2020

Carlos Torres Vila				2,924	849	510		328	4,611	3,092

Onur Genç				2,179	645	332		158	3,314	2,618

José Miguel Andrés Torrecillas	179		348					8	535	515

Jaime Félix Caruana Lacorte	129		439						568	568

Raúl Catarino Galamba de Oliveira	129		150						279	210

Belén Garijo López	129		220					14	363	361

Sunir Kumar Kapoor	129		43						172	172

Lourdes Máiz Carro	129		109					19	257	256

José Maldonado Ramos	129		213					16	358	357

Ana Cristina Peralta Moreno	129		109					8	246	246

Juan Pi Llorens	209		303					19	531	527

Ana Leonor Revenga Shanklin	129		107						236	168

Susana Rodríguez Vidarte	129		320					16	465	464

Carlos Vicente Salazar Lomelín	129		43						172	126

Jan Paul Marie Francis Verplancke	129		86						215	201

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	46

The figures included in this table may reflect insignificant variations with respect to other public documents containing information on the remuneration of BBVA directors due to the need to complete this Report using figures in thousands of euros.

In accordance with the CNMV’s instructions for completing this Report, the amounts included in the “Short-term variable remuneration” and “Long-term variable remuneration” cells for executive directors correspond to:

●  Short-term variable remuneration: Upfront Portion of the 2021 AVR (40%) in cash, the payment of which is due in 2022.

●  Long-term variable remuneration: (i) in the case of the Chairman and Chief Executive Officer, the Deferred Portion of the 2018 DAVR in cash, the payment of which is due in 2022 (60% of the 2018 DAVR in the case of the Chairman and all 2018 DAVR in the case of the Chief Executive Officer), including its update in accordance with the year-on-year CPI; and (ii) in the case of the Chairman, the second payment of the Deferred Portion of the 2017 DAVR in cash, which falls due in 2022 (20% of 2017 DAVR), including its update in accordance with the year-on-year CPI.

ii) Table of changes in share-based remuneration schemes and gross profit from vested shares or financial instruments

Name	Name of plan	Financial instruments at start of year 2021		Financial instruments granted during year 2021		Financial instruments vested during the year				Instruments expired but not exercised	Financial instruments at end of year 2021
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent/ vested shares	Price of vested shares	Gross profit from vested shares or financial instruments (EUR thousand)	No. of instruments	No. of instruments	No. of equivalent shares

Carlos Torres Vila	Upfront Portion of 2021 AVR in shares					159,235	159,235	5.33	849		159,235	159,235
	2018 DAVR in shares					107,386	107,386	5.33	572		107,386	107,386
	2017 DAVR in shares					27,898	27,898	5.33	149		27,898	27,898

Onur Genç	Upfront Portion of 2021 AVR in shares					120,977	120,977	5.33	645		120,977	120,977
	2018 DAVR in shares					61,282	61,282	5.33	327		61,282	61,282

José Miguel Andrés Torrecillas	Fixed remuneration system with deferred delivery of shares	75,912	75,912	22,860	22,860			0,00

Jaime Félix Caruana Lacorte	Fixed remuneration system with deferred delivery of shares	31,387	31,387	25,585	25,585			0,00

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	47

Raúl Catarino Galamba de Oliveira	Fixed remuneration system with deferred delivery of shares			9,500	9,500	0,00

Belén Garijo López	Fixed remuneration system with deferred delivery of shares	62,126	62,126	15,722	15,722	0,00

Sunir Kumar Kapoor	Fixed remuneration system with deferred delivery of shares	22,915	22,915	7,737	7,737	0,00

Lourdes Máiz Carro	Fixed remuneration system with deferred delivery of shares	44,929	44,929	10,731	10,731	0,00

José Maldonado Ramos	Fixed remuneration system with deferred delivery of shares	108,568	108,568	15,416	15,416	0,00

Ana Cristina Peralta Moreno	Fixed remuneration system with deferred delivery of shares	15,665	15,665	10,731	10,731	0,00

Juan Pi Llorens	Fixed remuneration system with deferred delivery of shares	92,817	92,817	23,079	23,079	0,00

Ana Leonor Revenga Shanklin	Fixed remuneration system with deferred delivery of shares			7,568	7,568	0,00

Susana Rodríguez Vidarte	Fixed remuneration system with deferred delivery of shares	141,138	141,138	20,237	20,237	0,00

Carlos Vicente Salazar Lomelín	Fixed remuneration system with deferred delivery of shares			5,642	5,642	0,00

Jan Paul Marie Francis Verplancke	Fixed remuneration system with deferred delivery of shares	12,392	12,392	9,024	9,024	0,00

In accordance with the CNMV’s instructions for completing this Report, the amounts included in the “Financial instruments vested during the year” cell for the executive directors correspond to:

●  Short-term variable remuneration: Upfront Portion of the 2021 AVR (40%) in shares (monetised), the payment of which is due in 2022.

    Since these shares have not been delivered to their beneficiaries, for the purpose of calculating their cash value, the same average price has been used as the one used to calculate the share portion of the 2021 AVR. Thus, the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2021 and 15 January 2022 has been taken as a reference, which has been EUR 5.33 per share.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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●  Long-term variable remuneration: (i) in the case of the Chairman and the Chief Executive Officer, the Deferred Portion of the 2018 DAVR in shares (monetised), the payment of which is due in 2022 (60% of the 2018 DAVR in the case of the Chairman and all 2018 DAVR in the case of the Chief Executive Officer); and (ii) in the case of the Chairman, the second payment of the Deferred Portion of the 2017 DAVR in shares (monetised), which is due in 2022 (20% of the 2017 DAVR).

    Since these shares have not been delivered to their beneficiaries, for the purpose of calculating their cash value, the same average price has been used as the one used to calculate the share portion of the 2021 AVR. Thus, the average closing price of the BBVA share corresponding to the trading sessions between 15 December 2021 and 15 January 2022 has been taken as a reference, which has been EUR 5.33 per share.

    The price initially used to determine the number of shares corresponding to the Deferred Portion of the 2018 and 2017 AVR, in accordance with the policies applicable in those financial years, was the average closing price of the BBVA share from the trading sessions between 15 December 2018 and 15 January 2019 and between 15 December 2017 and 15 January 2018 , respectively. In the case of 2018 DAVR, this was EUR 4.77 per share, and in the case of 2017 DAVR, this was EUR 7.25 per share.

In relation to non-executive directors, the figures included in the “Financial instruments at start of year 2021” cell correspond to the “theoretical shares” which, in accordance with the Fixed remuneration system with deferred delivery of BBVA shares, as set out in sections 3.2. and 4.2. of this Report, were accumulated at the beginning of the 2021 financial year. However, these “theoretical shares” do not constitute a financial instrument, they are not listed on any market, and they are not available to directors.

The “Financial instruments granted during year 2021” cell includes the “theoretical shares” allocated to each of them in that financial year (equivalent to 20% of the total annual fixed allowance in cash received by each of them in 2020). These “theoretical shares” have not been delivered since, in accordance with the provisions of the Policy, they will only be delivered following cessation as director for any reason other than a serious dereliction of duties.

iii) Long-term savings schemes

Remuneration from vesting of rights to savings schemes

No data

	Contribution for the year by the company (EUR thousand)				Amount of accumulated funds (EUR thousand)

Name	Savings schemes with vested economic rights		Savings schemes with non-vested economic rights		Saving schemes with vested economic rights		Saving schemes with non-vested economic rights
	Year 2021	Year 2020	Year 2021	Year 2020	Year 2021	Year 2020	Year 2021	Year 2020

Carlos Torres Vila			914	2,034			24,546	23,057

Onur Genç			295	253

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	49

Contributions registered to fulfil pension-related commitments assumed in favour of executive directors in 2021 are included. For the Chairman, these contributions correspond to the sum of the annual contribution to the retirement pension, once deducted the adjustment made to the “discretionary pension benefits” for the 2020 financial year to be registered in the 2021 financial year (following the close of the 2020 financial year) and the premiums to cover the contingencies of death and disability. For the Chief Executive Officer, the contributions registered correspond exclusively to the premiums to cover the contingencies of death and disability, given that, in his case, the Bank has not undertaken any commitments to cover the contingency of retirement.

iv) Details of other items

Name	Concept	Amount of remuneration

Onur Genç	Mobility allowance	600

Onur Genç	Fixed “cash in lieu of pension” allowance	654

This remuneration corresponds to the commitments undertaken with the Chief Executive Officer as set out in the Policy, concerning the payment of an annual cash sum in lieu of the provision of a contribution to cover the contingency of retirement (cash in lieu of pension), of an amount equivalent to 30% of the Annual Fixed Remuneration in force at any given time; and an annual cash amount for the mobility allowance.

b) Remuneration of directors of the listed company for seats on the boards of other subsidiary companies:

i) Remuneration accrued in cash (thousands of euros)

Name	Fixed remuneration	Attendance fees	Remuneration for membership of board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Indemnification	Other items	Total year 2021	Total year 2020

Carlos Salazar Lomelín		101							101	138

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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These remunerations correspond to attendance fees to the meetings of the board of directors of BBVA Bancomer, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V., as well to the strategic forum of BBVA Bancomer, S.A. de C.V. during 2020 and 2021 financial years. For its conversion to euros the average exchange rate (PMX/EUR) of 2020 (0.04076) and 2021 (0.04169), respectively, has been applied.

ii) Table of changes in share-based remuneration schemes and gross profit from vested shares or financial instruments

Name	Name of plan	Financial instruments at start of year 2021		Financial instruments granted during year 2021		Financial instruments vested during the year				Instruments expired but not exercised	Financial instruments at end of year 2021
		No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent/ vested shares	Price of vested shares	Gross profit from vested shares or financial instruments (EUR thousand)	No. of instruments	No. of instruments	No. of equivalent shares
No data

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	51

iii) Long-term savings schemes

Remuneration from vesting of rights to savings schemes

No data	0

	Contribution for the year by the company (EUR thousand)				Amount of accumulated funds (EUR thousand)

Name	Savings schemes with vested economic rights		Savings schemes with non-vested economic rights		Year 2021		Year 2020
	Year 2021	Year 2020	Year 2021	Year 2020	Schemes with vested economic rights	Schemes with non- vested economic rights	Schemes with vested economic rights	Schemes with non-vested economic rights
No data

iv) Details of other items

Name	Concept	Amount of remuneration

No data

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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c) Summary of remuneration (EUR thousand):

The summary of amounts corresponding to all remuneration items accrued by the director included in this report should be included, in EUR thousand.

	Remuneration accrued in the Company					Remuneration accrued in group companies

Name	Total cash remuneration	Gross profit from vested shares or financial instruments	Remuneration by way of savings systems	Other items of remuneration	Total in year 2021 company	Total cash remuneration	Gross profit from vested shares or financial instruments	Remuneration by way of savings systems	Other items of remuneration	Total in year 2021 group	Total in year 2021 company + group

Carlos Torres Vila	4,611	1,570			6,181						6,181

Onur Genç	3,314	972		1,254	5,540						5,540

José Miguel Andrés Torrecillas	535				535						535

Jaime Félix Caruana Lacorte	568				568						568

Raúl Catarino Galamba de Oliveira	279				279						279

Belén Garijo López	363				363						363

Sunir Kumar Kapoor	172				172						172

Lourdes Máiz Carro	257				257						257

José Maldonado Ramos	358				358						358

Ana Cristina Peralta Moreno	246				246						246

Juan Pi Llorens	531				531						531

Ana Leonor Revenga Shanklin	236				236						236

Susana Rodríguez Vidarte	465				465						465

Carlos Vicente Salazar Lomelín	172				172	101				101	273

Jan Paul Marie Francis Verplancke	215				215						215

Total	12,322	2,542		1,254	16,118	101				101	16,219

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	53

C.2 Indicate the evolution in the last five years of the amount and percentage variation of the remuneration accrued by each of the directors of the listed company who have held this position during the year, the consolidated results of the company and the average remuneration on an equivalent basis with regard to full-time employees of the company and its subsidiaries that are not directors of the listed company.

	Total amounts accrued (EUR thousand) and % annual variation

	Year 2021	% variation 2021/2020	Year 2020	% variation 2020/2019	Year 2019	% variation 2019/2018	Year 2018	% variation 2018/2017	Year 2017

Executive directors

Carlos Torres Vila	6,181	79.84	3,437	-31.44	5,013	18.99	4,213	-13.95	4,896

Onur Genç	5,540	37.26	4,036	-19.04	4,985	0.00	0	0.00	0

External directors

José Miguel Andrés Torrecillas	535	3.88	515	5.10	490	-0.61	493	6.71	462

Jaime Félix Caruana Lacorte	568	0.00	568	7.78	527	122.36	237	0.00	0

Raúl Catarino Galamba de Oliveira	279	32.86	210	0.00	0	0.00	0	000	0

Belén Garijo López	363	0.55	361	-0.28	362	6.47	340	16.44	292

Sunir Kumar Kapoor	172	0.00	172	0.00	172	0.00	172	0.00	172

Lourdes Máiz Carro	257	0.39	256	-4.12	267	-10.40	298	6.81	279

José Maldonado Ramos	358	0.28	357	0.85	354	-12.38	404	-1.94	412

Ana Cristina Peralta Moreno	246	0.00	246	-0.40	247	68.03	147	0.00	0

Juan Pi Llorens	531	0.76	527	3.94	507	7.64	471	10.56	426

Ana Leonor Revenga Shanklin	236	40.48	168	0.00	0	0.00	0	0.00	0

Susana Rodríguez Vidarte	465	0.22	464	0.65	461	0.88	457	0.22	456

Carlos Vicente Salazar Lomelín	273	3.41	264	0.00	0	0.00	0	0.00	0

Jan Paul Marie Francis Verplancke	215	6.97	201	16.86	172	30.30	132	0.00	0

Company consolidated results	7,246,568	38.09	5,247,609	-17.99	6,398,491	-24.24	8,446,248	21.86	6,930,961

Average remuneration of employees	34	17.24	29	-25.64	39	5.41	37	-5.13	39

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	54

In accordance with the CNMV’s instructions for completion of this Report, the following is included:

●  In the “Director remuneration” cells, the total remuneration received from the Company has been recorded for each financial year, together with that received from its subsidiary companies, i.e. the total in table C.1. c) of this section. This leads to a difference, in terms of comparability, between the remuneration of executive directors and the average remuneration of employees. The average remuneration of employees has been calculated, in accordance with the CNMV Instructions for the completion of this Report, taking into consideration the full amount of the AVR for each year (without considering the deferral of a portion of that remuneration, in the case of some employees), while the remuneration of executive directors has been calculated taking into consideration the amount of the vested AVR for each year (only the Upfront Portion of the AVR for the last year ended, the payment of which falls due the following year) and the vested deferred AVR for previous years.

●  Significant variations in the remuneration of directors arise from the following factors:

-  In the case of the increase in the remuneration of executive directors between 2020 and 2021, the variation is due to the fact that in 2020 the executive directors did not accrue AVR as a result of their voluntary waiver due to the exceptional circumstances arising from the COVID-19 crisis. Moreover, in the case of the Chairman, the variation reflects the transformation of his pension scheme by virtue of the new Directors’ Remuneration Policy, which implied the reduction of the pension contribution and the redistribution of the corresponding amount between Annual Fixed Remuneration and “Target” Annual Variable Remuneration items.

-  In the case of the variation in the remuneration of executive directors between 2020 and 2019, the variation is also due to the waiver in 2020 of the 2020 AVR.

-  In the case of the change in the remuneration of non-executive directors between the 2019 and 2018 financial years, the variation arises from the changes introduced to the Bank’s Corporate Governance System in 2019, coming as a result of the establishment of a fixed remuneration for the roles of Deputy Chair and Lead Director and the reorganisation of the functions of some of the Board Committees, as well as changes in their composition. In particular, in the case of the non-executive director Jaime Caruana Lacorte, the change is due to his appointment as Chair of the Audit Committee in 2019.

-  In the case of the variations in the remuneration of the non-executive directors Raul Galamba de Oliveira, Ana Revenga Shanklin and Carlos Salazar Lomelín between 2020 and 2021, these are due to the fact that they were appointed at the General Meeting in 2020 and, consequently, in that year, they did not hold office for the full year.

●  The “Company results” cell includes profit before tax in the drafted and audited consolidated annual financial statements for each financial year.

●  In the “Average employee remuneration” cell, the average remuneration of employees calculated as the ratio between the figure for remuneration accrued by staff for each financial year (excluding the remuneration of directors) and the weighted average number of employees (excluding the directors) calculated on a full-time equivalent basis. All employees who have been employees of the Company or any of its subsidiary companies (BBVA Group) at any time during each financial year have been included in the calculation of this ratio.

For greater transparency and a better understanding, Section 4.4.of this Report also provides data on the average remuneration of BBVA, S.A. employees in Spain (which in 2021 was of EUR 73 thousand), which is where the Company has its registered office and headquarters. The BBVA Group is an international financial group with a broad geographical diversification, with a presence in many emerging countries, mainly in Latin America and South America, where remuneration is adapted to the local cost of living and, therefore, is lower than that received in Spain, where the directors of BBVA, S.A. perform their duties and carry out their functions. The comparison between the remuneration of the directors of BBVA, S.A., which is the subject of this Report, and the average remuneration of the workforce, is therefore distorted if the average at the consolidated level of the BBVA Group is taken into account, since these are not comparable figures due to the geographical diversification of the Group.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	55

This Annual Remuneration Report has been approved by the Board of Directors of the company in its meeting of 9 February 2022.

Indicate whether any director voted against or abstained from approving this Report: NO

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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6. Directors’ Remuneration Policy applicable in 2022

The remuneration policy applicable to BBVA directors in 2022 is the Directors’ Remuneration Policy approved by the General Meeting held on 20 April 2021 (applicable during the 2021, 2022 and 2023 financial years), the outline and main characteristics of which have already been set out in section 3 of this Report, with no changes having been resolved for the 2022 financial year.

This Policy is available on the Bank’s website[15].

In accordance with the remuneration system applicable to BBVA directors, as set out in this Report and contained in the Directors’ Remuneration Policy, the specific conditions applicable to the current financial year are detailed below.

6.1. 2022 Remuneration of non-executive directors

A. Annual fixed allowance

The Board of Directors has not approved changes for 2022 with respect to the remuneration amounts for non-executive directors approved at its meeting of 29 May 2019, at the proposal of the Remuneration Committee. These amounts will be maintained until a new resolution is adopted by the Board:

Position	EUR thousand

Member of the Board of Directors	129

Member of the Executive Committee	167

Chair of the Audit Committee	165

Member of the Audit Committee	66

Chair of the Risk and Compliance Committee	214

Member of the Risk and Compliance Committee	107

Chair of the Remuneration Committee	107

Member of the Remuneration Committee	43

Chair of the Appointments and Corporate Governance Committee	115

Member of the Appointments and Corporate Governance Committee	46

Chair of the Technology and Cybersecurity Committee*	107

Member of the Technology and Cybersecurity Committee	43

Deputy Chair	50

Lead Director	80

*At the date of this Report, the position of Chair of the Technology and Cybersecurity Committee is not remunerated as the Chairman of the Board of Directors serves in this role.

15 www.bbva.com

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	57

The details of the amounts paid for this item during the current financial year will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year.

B. Remuneration in kind

Under the Policy, the Bank will pay the corresponding insurance premiums in 2022 that will be allocated to directors as remuneration in kind.

The details of the amounts paid in kind during the current financial year will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year.

C. Fixed remuneration system with deferred delivery of BBVA shares

In accordance with the fixed remuneration system with deferred delivery of BBVA shares to non-executive directors, the number of “theoretical shares” to be allocated to each non-executive director in 2022 will be equivalent to 20% of the total annual fixed allowance in cash received in 2021. The average closing price of the BBVA share during the 60 trading sessions prior to the date of the Annual General Shareholders’ Meeting that approves the financial statements for the 2021 financial year will be used to calculate the number of “theoretical shares”.

Detail regarding the “theoretical shares” allocated during the current financial year will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year.

6.2. 2022 Remuneration of executive directors

A. FIXED REMUNERATION

a) Annual Fixed Remuneration

The Annual Fixed Remuneration of each executive director is determined by the Remuneration Committee and submitted to the Board for approval. In accordance with the Policy, to determine this, and any possible updates to it, the Remuneration Committee takes into account the duties assigned to, and the level of responsibility of, each executive director. In addition, it takes into account market analyses prepared by leading independent consultancy firms for the purpose of establishing remuneration that is commensurate to the duties that they perform, that is competitive in the market and that is aligned with that of comparable institutions, as well as considering other factors, such as the average increases in the annual fixed remuneration of members of the Bank’s Senior Management.

Pursuant to the foregoing, the Board of Directors has not adopted any resolution to amend the amounts of Annual Fixed Remuneration for executive directors in 2022. Therefore, as set out in the Policy, these amounts are as follows:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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2022 Annual Fixed Remuneration (EUR thousand)

Chairman	2,924

Chief Executive Officer	2,179

These amounts will be maintained until a new resolution is adopted by the Board of Directors.

The theoretical relative proportion between the main fixed and variable components of the remuneration of executive directors for 2022 is, equally, that set out in the Policy and detailed in section 3.3 of this Report:

Executive director	Position	Annual Fixed Remuneration	“Target” Annual Variable Remuneration

Carlos Torres Vila	Chairman	45%	55%

Onur Genç	Chief Executive Officer	45%	55%

In any event, the variable component of the remuneration for 2022 shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the next BBVA Annual General Shareholders’ Meeting approves the proposed resolution corresponding to item eight of the Agenda attached of notice of meeting and increases this percentage, up to a maximum of 200%.

b) Remuneration in kind and other benefits

Executive directors are beneficiaries under accident and healthcare insurance policies taken out by the Bank, which pays the corresponding premiums, which are allocated to the directors as remuneration in kind. The Bank also provides executive directors with benefits that apply to the Bank’s Senior Management.

The details of the amounts paid in 2022 for the aforementioned items will be included in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year.

c) Pension system contributions

In accordance with the Policy, the Bank has not assumed any pension commitments in favour of the non-executive directors.

With regard to executive directors, the remuneration and economic rights and compensations of each executive director are included in their respective contracts, which are approved by the Board of Directors. The main terms and conditions of the executive directors’ contracts are outlined in section 3.3.2 of this Report.

As at the date of this Report, these contracts have not been modified, meaning that the same conditions as those applicable in 2021 remain in force regarding pension contributions.

The amounts of contributions and insurance premiums paid in 2022 under these systems will be detailed in the Annual Report on the Remuneration of Directors for said financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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d) Other fixed allowances of the Chief Executive Officer

As indicated in section 3.3.2. above, in accordance with the provisions of the Policy, the Chief Executive Officer is entitled under his contract to the following fixed remuneration:

●	An annual cash amount, in lieu of a retirement benefit (“cash in lieu of pension”), equal to 30% of the Annual Fixed Remuneration.

●

An annual cash sum as a mobility allowance, in line with potential commitments made in favour of other expatriate members of Senior Management, the amount of which has been set at EUR 600 thousand per year.

The amount paid for this in 2022 will be detailed in the Annual Report on the Remuneration of Directors for said financial year.

B. VARIABLE REMUNERATION

(a) 2022 Annual Variable Remuneration

As specified in sections 3.3. and 4.3., the Annual Variable Remuneration of executive directors, in line with the model applicable to the rest of the Group’s employees, consists of a variable incentive awarded on an annual basis and which reflects their performance. This is measured through the achievement of a set of targets established to evaluate the results obtained in each financial year for a series of Annual Performance Indicators that take into account the strategic priorities established by the Group and the risk incurred.

The Annual Variable Remuneration of each executive director is calculated on the basis of a “Target” Annual Variable Remuneration determined by the Board of Directors on the proposal of the Remuneration Committee, which represents the amount of the Annual Variable Remuneration in the event that 100% of the previously established targets are reached.

For 2022, the amounts of the “Target” Annual Variable Remuneration are the same as for 2021:

2022 “Target” Annual Variable Remuneration (EUR thousand)
Chairman	3,572
Chief Executive Officer	2,672

2022 AVR Annual Performance Indicators

No changes have been approved for the Annual Performance Indicators for the calculation of the 2022 AVR, with respect to those approved in 2021.

The Annual Performance Indicators established for the purpose of calculating the Annual Variable Remuneration for 2022, approved by the Board of Directors on the proposal of the Remuneration Committee, are as follows:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

Annual Report on the Remuneration of BBVA Directors - 2021	60

Type	2022 AVR Annual Performance Indicators		Chairman	Chief Executive Officer
Financial indicators			Weighting
	Results	Attributable profit (excluding corporate transactions)	10%	15%

		(TBV) Tangible Book Value per share	15%	10%
	Profitability	RORC	10%	10%
	Efficiency	Efficiency ratio	10%	15%
Non-financial indicators	Customer satisfaction	NPS	10%	15%
	Sustainable development	Mobilisation of sustainable financing	10%	10%
	Transformation	Digital sales	10%	10%
		Individual indicators	25%	15%

The financial indicators are aligned with the Group’s most relevant management metrics, which correspond to the strategic priorities defined by the Institution, with their weighting being adjusted based on each executive director’s respective duties. These relate, inter alia, to the capacity to generate profits, efficiency, return on capital, value creation and current and future risks implicit in results.

In turn, the non-financial indicators relate to the degree of customer satisfaction, sustainable development and the rest of the Group’s strategic priorities. With regard to individual indicators, which will be approved by the Board of Directors on the proposal of the Remuneration Committee, these will relate to the duties and responsibilities of each executive director and, therefore, will be related to the specific dimensions associated therewith.

The financial and non-financial annual performance indicators, including individual indicators, are directly related to the Bank’s strategic priorities:

Improving our clients’ financial health NPS	Driving operational excellence Efficiency ratio, RORC, TBV, Attributable profit and Digital Sales

Helping our clients transition toward a sustainable future Mobilisation of sustainable financing	The best and most engaged team Individual indicators

Reaching more clients Individual indicators	Data and Technology Individual indicators

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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Each Annual Performance Indicator will have an associated target and scales of achievement for said target16, approved by the Board of Directors on the proposal of the Remuneration Committee, which, in the case of financial indicators, will take into account budgetary compliance. The scales of achievement are based on the “Target” Annual Variable Remuneration, which, as indicated above, represents the amount of the Annual Variable Remuneration in the event that 100% of the previously established targets are reached.

The amount received as Annual Variable Remuneration through the application of the corresponding scales of achievement ranges from 0% - 150% of the “Target” Annual Variable Remuneration, meaning that the theoretical maximum potential AVR of each executive director is limited to 1.5 times their “Target” Annual Variable Remuneration.

The 2022 Annual Variable Remuneration shall be subject to the rules on its award, vesting and payment established in the Policy and described in sections 3.3. and 4.3. of this Report.

As such, the Deferred Portion (60% of the AVR) will be deferred for a period of 5 years and paid, if the applicable conditions are met (and following any implied or express adjustments that may apply), at the end of each year for each of the 5 years of deferral in an amount equal to 20% (20% in 2024, 20% in 2025, 20% in 2026, 20% in 2027 and 20% in 2028).

The Deferred Portion may be reduced, but never increased, based on the results of the pre-established Multi-year Performance Indicators, which will be measured over a 3-year period (2023 - 2025). As such, once the third year of deferral has ended, the result of the Multi-year Performance Indicators shall determine the application of the explicit ex post adjustments that, if appropriate, should be made on the outstanding amount of the Deferred Portion of the Annual Variable Remuneration.

2022 AVR Multi-year Performance Indicators

The Multi-year Performance Indicators for the Deferred Portion of the 2022 Annual Variable Remuneration of the executive directors, approved by the Board of Directors on the proposal of the Remuneration Committee and following analysis of the Risk and Compliance Committee, remain without changes with respect to those approved in 2021:

	Multi-year Performance Indicators, Deferred Portion of 2021 AVR	Weighting

Capital	Common Equity Tier 1 (CET1) Fully Loaded	40%

Liquidity	Liquidity Coverage Ratio (LCR)	20%

Profitability	Return On Tangible Equity (ROTE)	30%

Creation of Value	Total Shareholder Return (TSR)	10%

16 The only objectives that do not have associated scales of achievement are those specified for the Individual Indicators, because performance is measured via an overall assessment that takes into account both overall performance and the performance of certain indicators used as benchmarks.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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The Multi-year Performance Indicators are aligned with the Group’s core risk management and control metrics and relate to capital, liquidity, profitability and the creation of value for the Group. They have associated scales of achievement such that, if the thresholds established for each of them during the measurement period spanning the first three years of deferral (2023 - 2025) are not met, the Deferred Portion of the 2022 Annual Variable Remuneration that remains outstanding may be decreased, but never increased.

The performance of the TSR indicator will be measured and compared against that of the peer group approved by the Board of Directors on the proposal of the Remuneration Committee over the referred three-year measurement period from 1 January 2023 to 31 December 2025 (Annex 1).

The scale defined for the TSR indicator will determine any reduction, as the case may be, of the deferred amounts associated therewith. This will occur where, following the three-year measurement period, the result of this indicator places BBVA below the median of the peer group.

In addition, the amount of the 2022 Deferred AVR paid in shares that ultimately vests will, in any event, incorporate the implied adjustments inherent to the fluctuations of the BBVA share price.

In addition, the remaining vesting and payment rules for the Annual Variable Remuneration for executive directors set forth in the Policy will apply to the 2022 Annual Variable Remuneration, which include: (i) the withholding of shares received for one year; (ii) insurance or hedging prohibitions; (iii) criteria for updating the cash portion; (iv) malus and clawback clauses for 100% of the AVR; and (v) limitation of the variable remuneration to 100% of the fixed component of the total remuneration amount, unless the General Meeting resolves to increase the same up to a maximum of 200%.

As such, the Policy includes different measures to reduce exposure to excessive risk and adjust remuneration to the Institution’s long-term interests, as outlined in sections 2 and 3 of this Report, as part of the description of the variable remuneration system applicable to Identified Staff and to executive directors, including the specific rules on the vesting and payment of Annual Variable Remuneration.

6.3. Other matters relating to the 2022 financial year

A. Payments for the termination of the contractual relationship

The Bank has undertaken no commitments to make severance payments to its directors for the termination of the contractual relationship, nor has the Bank made any other payment commitments resulting from the early cessation of their positions, other than what is set forth in this Report.

B. Post-contractual non-competition agreement

As indicated in section 3.3.2., the contracts of executive directors establish post-contractual non-competition agreements, the details of which are reflected in the Directors’ Remuneration Policy.

C. Loans, advances and guarantees

Directors are not awarded any remuneration in the form of or resulting from advances, loans or guarantees.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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D. Remuneration paid by other Group companies

The breakdown of the amounts, if any, that are paid in this regard will be included in the Annual Report on the Remuneration of Directors that will be submitted to the General Meeting to be held next financial year.

At the date of this Report, there are no remuneration items other than those previously described. No additional remuneration, or remuneration other than that indicated in this Report is expected to be accrued by directors during the current financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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ANNEX 1

Peer group for remuneration purposes

Banco Santander	Spain

CaixaBank	Spain

BNP Paribas	France

Société Générale	France

Barclays	United Kingdom

HSBC	United Kingdom

Lloyds Banking Group	United Kingdom

Deutsche Bank	Germany

Commerzbank	Germany

Unicredito Italiano	Italy

Intesa San Paolo	Italy

ING Group	Netherlands

Scotiabank	Canada

Banorte	Mexico

This group of peer entities, approved by the Board of Directors, on the proposal of the Remuneration Committee, in 2021, is used for the purpose of establishing remuneration that is commensurate to the role performed by the directors and that is competitive with the remuneration received for equivalent roles across the Bank’s main peer institutions. It is also the group that will be used for the purpose of the TSR Multi-year Performance Indicator corresponding to the 2021 Deferred Annual Variable Remuneration.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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ANNEX 2

Peer group for the purpose of the TSR indicator for the 2018 Deferred AVR

Banco Santander	Spain

BNP Paribas	France

Société Générale	France

Barclays	United Kingdom

HSBC	United Kingdom

Lloyds Banking Group	United Kingdom

Deutsche Bank	Germany

Commerzbank	Germany

Unicredito Italiano	Italy

Intesa San Paolo	Italy

Bank of America	U. S.

Citigroup	U. S.

Wells Fargo	U. S.

Scotiabank	Canada

ING Group	Netherlands

This group of peer entities is the group used for the purposes of the TSR Multi-year Performance Indicator corresponding to the 2018 Deferred Annual Variable Remuneration of executive directors, in accordance with that approved by the Board of Directors at its meeting of 11 February 2019.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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ANNEX 3

Alignment with the Format set out in Circular 4/2013

Below is a table of equivalences detailing the location in this Report of the contents set forth in the Model of the Annual Report on Remuneration of Directors of Listed Companies contained in Annex I of CNMV Circular 4/2013 as modified by CNMV Circular 3/2021.

Sections of the template set out in CNMV Circular 4/2013 Annex I	Report on the Remuneration of BBVA Directors

A. REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT FINANCIAL YEAR

A.1.1 Explain the current director remuneration policy applicable to the year in progress. To the extent that it is relevant, certain information may be included in relation to the remuneration policy approved by the General Shareholders’ Meeting, provided that these references are clear, specific and concrete.

Section 6. Directors’ Remuneration Policy applicable in 2022

Such specific determinations for the current year as the board may have made in accordance with the contracts signed with the executive directors and with the remuneration policy approved by the General Shareholders’ Meeting must be described, as regards directors’ remuneration both in their capacity as such and for executive duties carried out.

Section 6.1. 2022 Remuneration of non-executive directors and 6.2. 2022 Remuneration of executive directors

In any case, the following aspects must be reported, as a minimum:

a) Description of the procedures and company bodies involved in determining, approving and applying the remuneration policy and its terms and conditions.

b) Indicate and, where applicable, explain whether comparable companies have been taken into account in order to establish the company’s remuneration policy.

c) Information on whether any external advisors took part in this process and, if so, their identity.

Section 3.1. Decision-making process for approval of the Policy and ANNEX 2 (peer group)

d) Procedures set forth in the current remuneration policy for directors in order to apply temporary exceptions to the policy, conditions under which those exceptions can be used and components that may be subject to exceptions according to the policy.

Section 3.1. Decision-making process for approval of the Policy

A1.2 Relative importance of variable remuneration items vis-à-vis fixed remuneration (remuneration mix) and the criteria and objectives taken into consideration in their determination and to ensure an appropriate balance between the fixed and variable components of the remuneration.

Section 6.2. 2022 Remuneration of executive directors

In particular, indicate the actions taken by the company in relation to the remuneration system to reduce exposure to excessive risks and to align it with the long-term objectives, values and interests of the company, which will include, as the case may be, mention of the measures taken to ensure that the long-term results of the company are taken into account in the remuneration policy, the measures adopted in relation to those categories of personnel whose professional activities have a material impact on the risk profile of the company and measures in place to avoid conflicts of interest.

Section 6. Directors’ Remuneration Policy applicable in 2022 and, by reference, Sections 2. BBVA Group General Remuneration Policy and 3. Directors’ Remuneration Policy applicable in 2021

Furthermore, indicate whether the company has established any period for the accrual or vesting of certain variable remuneration items, in cash, shares or other financial instruments, any deferral period in the payment of amounts or delivery of accrued and vested financial instruments, or whether any clause has been agreed reducing the deferred remuneration not yet vested or obliging the director to return remuneration received, when such remuneration has been based on figures that have since been clearly shown to be inaccurate.

Section 6. Directors’ Remuneration Policy applicable in 2022and, by reference, 2.2. Special provisions applicable to Identified Staff y 3.3.1. Elements of the remuneration system for executive directors

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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A.1.3 Amount and nature of fixed components that are due to be accrued during the year by directors in their capacity as such.	Section 6.1. 2022 Remuneration of non-executive directors and by reference, Section 4.2. Remuneration accrued by non-executive directors in 2021

A.1.4 Amount and nature of fixed components that are due to be accrued during the year for the performance of senior management functions of executive directors.	Section 6.2. 2022 Remuneration of executive directors, and by reference, Section 4.3. Remuneration accrued by executive directors in 2021

A.1.5 Amount and nature of any component of remuneration in kind that will accrue during the year, including, but not limited to, insurance premiums paid in favour of the director.

Section 6.1. 2022 Remuneration of non-executive directors and, by reference 4.2. Remuneration accrued by non-executive directors in 2021, and Section 6.2. 2022 Remuneration of executive directors, and by reference, Section 4.3. Remuneration accrued by executive directors in 2021

A.1.6 Amount and nature of variable components, differentiating between those established in the short and long terms.

Financial and non-financial, including social, environmental and climate change parameters selected to determine variable remuneration for the current year, explaining the extent to which these parameters are related to performance, both of the director and of the company, and to its risk profile, and the methodology, necessary period and techniques envisaged to be able to determine the effective degree of compliance, at the end of the year, with the parameters used in the design of the variable remuneration, explaining the criteria and factors applied in regard to the time required and methods of verifying that the performance or any other conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.

Section 6.2. 2022 Remuneration of executive directors, subsection B. a) (Annual Variable Remuneration) and, by reference, Section 4.3. Remuneration accrued by executive directors in 2021 subsection B. a.) (Annual Variable Remuneration)

Indicate the range, in monetary terms, of the different variable components according to the degree of fulfilment of the objectives and parameters established, and whether any maximum monetary amounts exist in absolute terms.	Section 6.2. 2022 Remuneration of executive directors, sub-section B. a) (Annual Variable Remuneration).

A.1.7 Main characteristics of long-term savings schemes. Among other information, indicate the contingencies covered by the scheme, whether it is a defined contribution or a defined benefit scheme, the annual contribution that has to be made to defined contribution schemes, the benefits to which directors are entitled in the case of defined benefit schemes, the vesting conditions of the economic rights of directors and their compatibility with any other type of payment or indemnification for early termination or dismissal, or deriving from the termination of the contractual relationship, in the terms provided, between the company and the director.

Indicate whether the accrual or vesting of any of the long-term savings plans is linked to the attainment of certain objectives or parameters relating to the director’s short- or long-term performance.

Section 6.2. 2022 Remuneration of executive directors , subsection A. c) (Pension system contributions) and by reference, Section 3.3.2. Main terms and conditions of the executive directors’ contracts

A.1.8 Any type of payment or indemnification for early termination or dismissal, or deriving from the termination of the contractual relationship, in the terms provided, between the company and the director, whether at the company’s or the director’s initiative, as well as any type of agreement reached, such as exclusivity, post-contractual non competition, minimum contract term or loyalty, that entitles the director to any kind of remuneration.

Section 6.3. Other matters relating to the 2022 financial year and, by reference, Section 3.3.2. Main terms and conditions of the executive directors’ contracts

A.1.9 Indicate the conditions that the contracts of executive directors performing senior management functions should contain. Among other things, information must be provided on the duration, limits on amounts of indemnification, minimum contract term clauses, notice periods and payment in lieu of these notice periods, and any other clauses relating to signing bonuses, as well as remuneration or golden parachute clauses for early termination of the contractual relationship between the company and the executive director. Include, among others, the pacts or agreement on noncompetition, exclusivity,

Section 6.2. 2022 Remuneration of executive directors and, by reference, Section 3.3.2. Main terms and conditions of the executive directors’ contracts

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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minimum contract terms and loyalty, and post-contractual non-competition, unless these have been explained in the previous section.

A.1.10 The nature and estimated amount of any other supplementary remuneration that will be accrued by directors in the current year in consideration for services rendered other than those inherent in their position.

A.1.11 Other items of remuneration such as any deriving from the company’s granting the director advances, loans or guarantees or any other remuneration.

A.1.12 The nature and estimated amount of any other planned supplementary remuneration to be accrued by directors in the current year that is not included in the foregoing sections, whether paid by the company or by another group company.

Section 6.3. Other matters relating to the 2022 financial year As of the date of this Report, there are no remuneration items other than those described.

A.2 Explain any significant change in the remuneration policy applicable in the current year resulting from:

a) A new policy or an amendment to a policy already approved by the General Meeting.

b) Significant changes in the specific determinations established by the board for the current year regarding the remuneration policy in force with respect to those applied in the previous year.

c) Proposals that the Board of Directors has agreed to submit to the general shareholders’ meeting to which this annual report will be submitted and for which it is proposed that they be applicable to the current year.

Section 6. Directors’ Remuneration Policy applicable in 2022 No changes have been resolved for the 2022 financial year with regard to the Policy applicable in 2021, which was approved by the General Meeting on 20 April 2021.

A.3 Identify the direct link to the document containing the company’s current remuneration policy, which must be available on the company’s website.	Section 6. Directors’ Remuneration Policy applicable in 2022

A.4 Explain, taking into account the data provided in Section B.4, how account has been taken of the voting of shareholders at the General Shareholders’ Meeting to which the annual report on remuneration for the previous year was submitted on a consultative basis.

Section 5. CNMV Statistical appendix

B. OVERALL SUMMARY OF HOW THE REMUNERATION POLICY WAS APPLIED DURING THE YEAR LAST ENDED

B.1.1 Explain the process followed to apply the remuneration policy and determine the individual remuneration contained in Section C of this report.	Section 4. Results of implementation of the Policy in 2021

This information will include the role played by the remuneration committee, the decisions taken by the Board of Directors and the identity and role of any external advisors whose services may have been used in the process of applying the remuneration policy in the year last ended.

Section 4.1. Activity carried out by the Corporate Bodies in 2021

B.1.2 Explain any deviation from the procedure established for the application of the remuneration policy that has occurred during the year.	Section 4. Results of implementation of the Policy in 2021 There was no deviation from the procedure for the application of the Policy in the financial year last ended.

B.1.3 Indicate whether any temporary exception has been applied to the remuneration policy and, if so, explain the exceptional circumstances that have led to the application of these exceptions, the specific components of the remuneration policy affected and the reasons why the entity believes that these exceptions have been necessary to serve the long-term interests and sustainability of the company as a whole or ensure its viability.

Similarly, quantify the impact that the application of these exceptions has had on the remuneration of each director over the year.

Section 4. Results of implementation of the Policy in 2021 No temporary exception to the Policy was applied during the financial year last ended.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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B.2 Explain the different actions taken by the company in relation to the remuneration system and how they have contributed to reducing exposure to excessive risks, aligning it with the long-term objectives, values and interests of the company, including a reference to the measures adopted to ensure that the long-term results of the company have been taken into consideration in the remuneration accrued. Ensure that an appropriate balance has been attained between the fixed and variable components of the remuneration, the measures adopted in relation to those categories of personnel whose professional activities have a material effect on the company’s risk profile and the measures in place to avoid any possible conflicts of interest.

Section 2. BBVA Group General Remuneration Policy and, in particular, Section 2.2. Special provisions applicable to Identified Staff; 3. Directors’ Remuneration Policy applicable in 2021, and in particular, Section 3.3.1. Elements of the remuneration system for executive directors; and Section 4. Results of implementation of the Policy in 2021, and specially, Section 4.3. Remuneration accrued by executive directors in 2021 subsection B (Variable remuneration)

B.3 Explain how the remuneration accrued and consolidated over the financial year complies with the provisions of the current remuneration policy and, in particular, how it contributes to the company’s long-term and sustainable performance.

Section 3.2. Remuneration system for non-executive directors; Section 3.3. Remuneration system for executive directors; and in particular, Section 3.3.1. Elements of the remuneration system for executive directors; and Section 4. Results of implementation of the Policy in 2021

Furthermore, report on the relationship between the remuneration obtained by the directors and the results or other performance measures of the company in the short and long term, explaining, if applicable, how variations in the company’s performance have influenced changes in directors’ remuneration, including any accrued remuneration payment of which has been deferred, and how such remuneration contributes to the short- and long-term results of the company.

Section 4. Results of implementation of the Policy in 2021, in particular, section 4.3. Remuneration accrued by executive directors in 2021, sub-section B (Annual Variable Remuneration) and, in particular, the Sections entitled “Link between 2021 AVR and results”, “Vesting and payment rules applicable to the 2021 AVR” and “Relationship between 2018 Deferred AVR and results”.

B.4 Report on the result of the consultative vote at the General Shareholders’ Meeting on the annual report on remuneration in the previous year, indicating the number of votes in favour, votes against, abstentions and blank ballots:

Section 5. CNMV Statistical appendix

B.5 Explain how the fixed components accrued and vested during the year by the directors in their capacity as such were determined, their relative proportion with regard to each director and how they changed with respect to the previous year.

Section 4.2. Remuneration accrued by non-executive directors in 2021

B.6 Explain how the salaries accrued and vested by each of the executive directors over the past financial year for the performance of management duties were determined, and how they changed with respect to the previous year.	Section 4.3. Remuneration accrued by executive directors in 2021 in particular, sub-section A. a) (2021 Annual Fixed Remuneration).

B.7 Explain the nature and the main characteristics of the variable components of the remuneration systems accrued and vested in the year last ended.

In particular:

a) Identify each of the remuneration plans that determined the different types of variable remuneration accrued by each of the directors in the year last ended, including information on their scope, date of approval, date of implementation, any vesting conditions that apply, periods of accrual and validity, criteria used to evaluate performance and how this affected the establishment of the variable amount accrued, as well as the measurement criteria used and the time needed to be able to adequately measure all the conditions and criteria stipulated, explaining the criteria and factors applied in regard to the time required and the methods of verifying that the performance or any other kind of conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.

Section 3.3.1. Elements of the remuneration system for executive directors; and Section 4.3. Remuneration accrued by executive directors in 2021 and, in particular, subsection B (Variable Remuneration)

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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b) In the case of share options and other financial instruments, the general characteristics of each plan must include information on the conditions both for acquiring unconditional ownership (vesting) of these options or financial instruments and for exercising them, including the exercise price and period.

c) Each director that is a beneficiary of remunerations systems or plans that include variable remuneration, and his or her category (executive director, external proprietary director, external independent director or other external director).

d) Information is to be provided on any periods for accrual, vesting or deferment of payment of vested amounts applied and/or the periods for retention/unavailability of shares or other financial instruments, if any.

- Explain the short-term variable components of the remuneration systems

- Explain the long-term variable components of the remuneration systems

B.8 Indicate whether certain variable components have been reduced or clawed back when, in the former case, payment of non-vested amounts has been deferred or, in the latter case, they have vested and been paid, on the basis of data that have subsequently been clearly shown to be inaccurate. Describe the amounts reduced or clawed back through the application of the “malus” (reduction) or clawback clauses, why they were implemented and the years to which they refer.

Section 4.5. Other matters relating to the 2021 financial year In the 2021 financial year, the variable remuneration of executive directors was not reduced or clawed back.

B.9 Explain the main characteristics of the long-term savings schemes where the amount or equivalent annual cost appears in the tables in Section C, including retirement and any other survivor benefit, whether financed in whole or in part by the company or through internal or external contributions, indicating the type of plan, whether it is a defined contribution or defined benefit plan, the contingencies covered, the conditions on which the economic rights vest in favour of the directors and their compatibility with any type of indemnification for early termination or cessation of the contractual relationship between the company and the director.

Section 3.3.2. Main terms and conditions of the executive directors’ contracts; and Section 4.3. Remuneration accrued by executive directors in 202 subsection A. c) (Contribution to pension schemes 2021)

B.10 Explain, where applicable, the indemnification or any other type of payment deriving from the early cessation, whether at the company’s or the director’s initiative, or from the termination of the contract in the terms provided therein, accrued and/or received by directors during the year last ended.

Section 3.3.2. Main terms and conditions of the executive directors’ contracts; and Section 4.5. Other matters relating to the 2021 financial year

B.11 Indicate whether there have been any significant changes in the contracts of persons exercising senior management functions, such as executive directors, and, if so, explain them. In addition, explain the main conditions of the new contracts signed with executive directors during the year, unless these have already been explained in Section A.1

Section 3. Directors’ Remuneration Policy applicable in 2021 and, in particular, Section 3.3.2. Main terms and conditions of the executive directors’ contracts

B.12 Explain any supplementary remuneration accrued by directors in consideration of the provision of services other than those inherent in their position.	Section 4.5. Other matters relating to the 2021 financial year As of the date of this Report, there are no remuneration items other than those described.

B.13 Explain any remuneration deriving from advances, loans or guarantees granted, indicating the interest rate, their key characteristics and any amounts returned, as well as the obligations assumed on their behalf by way of guarantee.

Section 4.5. Other matters relating to the 2021 financial year

B.14 Itemise the remuneration in kind accrued by the directors during the year, briefly explaining the nature of the various salary components.

Section 4.2. Remuneration accrued by non-executive directors in 2021 subsection B (Remuneration in kind); and Section 4.3. Remuneration accrued by executive directors in 2021 subsection A. b) (Remuneration in kind and other benefits 2021).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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B.15 Explain the remuneration accrued by the director by virtue of payments made by the listed company to a third company in which the director provides services when these payments seek to remunerate the director’s services to the company.	Section 4.5. Other matters relating to the 2021 financial year As of the date of this Report, there are no remuneration items other than those described.

B.16 Explain and detail the amounts accrued in the year in relation to any other remuneration concept other than that set forth above, whatever its nature or the group entity that pays it, including all benefits in any form, such as when it is considered a related-party transaction or, especially, when it significantly affects the true image of the total remuneration accrued by the director. Explain the amount granted or pending payment, the nature of the consideration received and the reasons for those that it would have been considered, if applicable, that it does not constitute remuneration to the director in their capacity as such or in consideration for the performance of their executive functions and whether or not it has been considered appropriate to be included among the amounts accrued under the “Other concepts” heading in Section C.

Section 4.5. Other matters relating to the 2021 financial year As of the date of this Report, there are no remuneration items other than those described.

C. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR	Section 5. CNMV Statistical appendix

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original shall prevail.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 16, 2022	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors